EXHIBIT 99.1

NextSource Materials Inc.

Annual Information Form (AIF)

For the year ended June 30, 2021

NEXTSOURCE MATERIALS INC. ANNUAL INFORMATION FORM For the year ended June 30, 2021

TABLE OF CONTENTS

1.	INTRODUCTION	4
2.	EXECUTIVE SUMMARY AND CORPORATE STRUCTURE	4
3.	GENERAL DEVELOPMENT OF THE BUSINESS	5
4.	MINERAL DEVELOPMENT PROJECTS	8
5.	VALUE-ADDED MATERIAL PROCESSING FACILITY	30
6.	MINERAL EXPLORATION PROJECTS	30
7.	SUSTAINABLE DEVELOPEMNT AND ENVIRONMENTAL POLICIES	32
8.	RISK FACTORS	32
9.	DIVIDENDS AND DISTRIBUTIONS	38
10.	DESCRIPTION OF THE CAPITAL STRUCTURE	38
11.	MARKET FOR SECURITIES	39
12.	PRIOR SALES	39
13.	SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER	40
14.	DIRECTORS AND OFFICERS	40
15.	LEGAL PROCEEDINGS AND REGULATORY ACTIONS	41
16.	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	41
17.	TRANSFER AGENT AND REGISTRAR	42
18.	MATERIAL CONTRACTS	42
19.	INTEREST OF EXPERTS	42
20.	AUDIT COMMITTEE	42
21.	ADDITIONAL INFORMATION	44

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NEXTSOURCE MATERIALS INC. ANNUAL INFORMATION FORM For the year ended June 30, 2021

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Certain statements contained in this document constitute forward-looking information within the meaning of applicable Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans,” “expects,” or “does not expect,” “is expected,” “budget,” “scheduled,” “goal,” “estimates,” “forecasts,” “intends,” “anticipates,” or “does not anticipate,” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may,” “could,” “would,” “might,” or “will be taken,” “occur,” or “be achieved”.

Forward-looking information includes, but is not limited to, information with respect to certain expectations regarding obtaining necessary permits; construction timelines and costs; anticipated production volumes; anticipated operating costs and capital spending; supply, demand and pricing outlook in the graphite market; sources of funding for the Molo Graphite Mine and the Green Giant Vanadium Project; exploration drill results; metallurgical drill results; environmental assessment and rehabilitation costs and amounts of certain other commitments; and the Company’s business objectives and targeted milestones (and timing thereof).

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information. Such factors include, among others; uncertainty due to the Covid-19 Pandemic; development projects are uncertain, and it is possible that actual capital and operating costs and economic returns will differ significantly from those estimated for a project prior to production; the Company’s development and exploration projects are in the African country of Madagascar and are subject to country political and regulatory risks; economic dependence on the Molo Graphite Mine; additional permits and licenses are necessary to complete the development of the Molo Graphite Mine; fluctuations in the market price of graphite and other metals may adversely affect and the value of the Company’s securities, revenue projections and the ability of the Company to develop Phase 2 of the Molo Graphite Mine; estimates of mineral resources and mineral reserves may not be realized; the Company may not have access to sufficient capital to develop Phase 2 of the Molo Graphite Mine and value-added processing facilities; the Company has a limited operating history and expects to incur operating losses for the foreseeable future; due to the speculative nature of mineral property exploration, there is substantial risk that the Company’s assets will not go into commercial production and the business will fail; mining companies are increasingly required to consider and provide benefits to the communities and countries in which they operate, and are subject to extensive environmental, health and safety laws and regulations; because of the inherent dangers involved in mineral exploration, there is a risk that the Company may incur liability or damages as the Company conducts business; the Company has no insurance for environmental problems; should the Company lose the services of key executives, the Company’s financial condition and proposed expansion may be negatively impacted; because access to the Company’s properties may be restricted by inclement weather or proper infrastructure, its exploration programs are likely to experience delays; climate change and related regulatory responses may impact the Company’s business; compliance with changing regulation of corporate governance and public disclosure will result in additional expenses and pose challenges for management; tax risks; because from time to time the Company holds a significant portion of cash reserves in Canadian dollars, the Company may experience losses due to foreign exchange translations; the Company’s business is subject to anti-corruption and anti-bribery laws, a breach or violation of which could lead to civil and criminal fines and penalties, loss of licenses or permits and reputational harm; the Company is exposed to general economic conditions, which could have a material adverse impact on its business, operating results and financial condition; the market price for the Common Shares is particularly volatile given the Company’s status as a company with a small public float, limited operating history and lack of profits which could lead to wide fluctuations in the market price for the Common Shares; the Company does not intend to pay dividends in the foreseeable future; and the Company’s ability to meet other factors listed from time to time in the Company’s continuous disclosure documents, including but not limited to, the Annual Information Form (AIF).

Forward-looking information is based on the reasonable assumptions, estimates, analysis and opinions of management and/or “qualified persons” (as such term is defined under National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”)) made in light of their experience and their perception of trends, current conditions and expected developments, as well as other factors that management and/or qualified persons believe to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. Although the Company believes that the assumptions and expectations reflected in such forward-looking information are reasonable, undue reliance should not be placed on forward-looking information because the Company can give no assurance that such expectations will prove to be correct. In addition to the assumptions discussed herein the material assumptions upon which such forward-looking statements are based include, among others, that: the Company will be successful in its financing activities; the demand for graphite will develop as anticipated; graphite prices will remain at or attain levels that would make the Molo Graphite Mine economic; that any proposed operating and capital plans will not be disrupted by operational issues, title issues, loss of permits, environmental concerns, power supply, labour disturbances, financing requirements or adverse weather conditions; the Company will continue to have the ability to attract and retain skilled staff; and there are no material unanticipated variations in the cost of energy or supplies. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information contained herein is presented for the purposes of assisting investors in understanding the Company’s expected financial and operating performance and the Company’s plans and objectives and may not be appropriate for other purposes.

The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

This AIF includes market, industry and economic data and projections obtained from various publicly available sources and other sources believed by the Company to be true. Although the Company believes these to be reliable, it has not independently verified the information from third party sources, or analyzed or verified the underlying reports relied upon or referred to by the third parties, or ascertained the underlying economic and other assumptions relied upon by the third parties. The Company believes that the market, industry and economic data and projections are accurate and that the estimates and assumptions are reasonable, but there can be no assurance as to their accuracy or completeness. The accuracy and completeness of the market, industry and economic data and projections in this AIF are not guaranteed and the Company does not make any representation as to the accuracy or completeness of such information.

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NEXTSOURCE MATERIALS INC. ANNUAL INFORMATION FORM For the year ended June 30, 2021

1. INTRODUCTION

This Annual Information Form (AIF) dated September 28, 2021 of NextSource Materials Inc. (“NextSource”, “we”, “our” or “the Company”) should be read in conjunction with Company’s audited consolidated financial statements for the years ended June 30, 2021 and 2020 that were prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by International Accounting Standards Board (“IASB”) (the “Annual Financial Statements”).

The Annual Financial Statements and this AIF are presented United States dollars (“USD” or “$”). Certain information in this AIF is presented in Canadian dollars (“CAD$”). The term “NSR” stands for net smelter royalty. The term “tpa” stands for tonnes per annum. Additional information relating to the Company is available on the Canadian Securities Administrators’ (the “CSA”) SEDAR website at www.sedar.com and on the United States Securities and Exchange Commission’s (the “SEC”) website at www.sec.gov.

2. EXECUTIVE SUMMARY AND CORPORATE STRUCTURE

NextSource was continued under the Canada Business Corporations Act from the State of Minnesota to Canada on December 27, 2017 and has a fiscal year end of June 30. The Company's registered head office and primary location of records is 130 King Street West, Exchange Tower, Suite 1940, Toronto, Ontario Canada, M5X 2A2. The Company’s common shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “NEXT” and the OTCQB under the symbol “NSRCF”.

NextSource is principally engaged in the development of mineral resources and value-added processing of flake graphite and other minerals into materials used in the manufacturing of batteries and other applications. The Company accepts the risks which are inherent to mineral exploration and development programs and exposure to the cyclical nature of mineral and commodity prices. These risks are discussed in greater detail in the Risk Factors section of this AIF.

The Company does not currently operate any mines and has not completed the construction of any mines. No commercial revenue has been generated to date.

On February 15, 2019, the Company obtained a mining permit for its Molo Graphite Mine, located in Madagascar. On February 8, 2021, the Company announced a binding financing package totaling USD$29.5 million for the construction of Phase 1 of the Molo Graphite Mine. On March 29, 2021, the Company initiated the construction process for the mine with the awarding of the engineering, procurement, and construction management contract.

Site works are expected to begin in late 2021 and commissioning of the plant is expected to begin in May 2022 followed by a ramp up to the Phase 1 processing plant capacity of 240,000 tpa of ore over a period of two to three months. At full Phase 1 capacity, the Molo Graphite Mine is expected to produce approximately 17,000 tpa of high-quality SuperFlake® graphite concentrate.

The Company has initiated a technical study for a Molo Graphite Mine Phase 2 production capacity expansion to target 150,000 tonnes per annum (“tpa”) of SuperFlake®. The Company has also initiated technical study related to its Green Giant Vanadium Project and in collaboration with its partners, has initiated a technical study related to value-added processing facilities capable of producing coated, spheronized and purified graphite.

Corporate Structure

NextSource owns 100% of NextSource Materials (Mauritius) Ltd. (“MATMAU”), a Mauritius subsidiary, and 2391938 Ontario Inc., an Ontario Company. MATMAU owns 100% of NextSource Minerals (Mauritius) Ltd. (“MINMAU”), a Mauritius subsidiary, NextSource Graphite (Mauritius) Ltd (“GRAMAU”), a Mauritius subsidiary, and NextSource Materials (Madagascar) SARLU (“MATMAD”), a Madagascar subsidiary. MINMAU owns 100% of NextSource Minerals (Madagascar) SARLU (“MINMAD”), a Madagascar subsidiary. GRAMAU owns 100% of ERG (Madagascar) SARLU (“ERGMAD”), a Madagascar.

Canada
			NextSource Materials Inc.
				100.0%	100.0%
					2391938 Ontario Inc.
Mauritius
		NextSource Materials (Mauritius) Ltd.
						"MATMAU"
		100%			100%
NextSource Graphite (Mauritius) Ltd.					NextSource Minerals (Mauritius) Ltd.
			"GRAMAU"				"MINMAU"
Madagascar				100%
			NextSource Materials (Madagascar) SARLU
					"MATMAD"
	100%					100%
ERG (Madagascar) SARLU					NextSource Minerals (Madagascar) SARLU
			"ERGMAD"				"MINMAD"

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NEXTSOURCE MATERIALS INC. ANNUAL INFORMATION FORM For the year ended June 30, 2021

Employees and Contractors

The Company relies on the geological and industry expertise of its management team and engages contractors to complete certain aspects of its mine development, mineral exploration and evaluation programs, and development of value-added processing facilities.

As of June 30, 2021, in addition to the Board of Directors, President & Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and SVP Corporate Development, the Company had 2 employees. Certain professional, administrative, mine development and mineral exploration and evaluation services are provided to the Company by independent contractors, including corporations and/or individuals who may be officers or directors of NextSource. No assurance can be given that qualified employees can be retained by NextSource when necessary.

Competitive Conditions

The mineral exploration and mining business are highly competitive. We compete with numerous other companies and individuals in the search for and the acquisition of financially attractive mineral properties. Our ability to acquire mineral properties in the future will depend not only on our ability to develop our present properties, but also on our ability to select and acquire suitable producing properties or prospects for mineral development or mineral exploration.

In addition, we also compete with other companies over retaining skilled experienced workers and sourcing raw materials and supplies used in connection with eventual development and mining operations.

Foreign Operations

Our foreign operations in Madagascar and Mauritius are exposed to various levels of political, economic and social risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to: terrorism; hostage taking; military repression; expropriation; political corruption, extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; war or civil unrest; renegotiation or termination of existing concessions, licenses, permits and contracts; ability of governments to unilaterally alter agreements; surface land access issues; illegal mining; changes in taxation policies, laws and regulations; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favor or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Any changes in regulations or shifts in political attitudes in such foreign countries are beyond our control and may adversely affect our business. Future development and operations may be affected in varying degrees by such factors as government regulations (or changes thereto) with respect to restrictions on production, export controls, import restrictions, such as restrictions applicable to, among other things, equipment, services and supplies, taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, surface land access, land claims of local people and mine safety.

3. GENERAL DEVELOPMENT OF THE BUSINESS

Strategy

The Company is focused on becoming a key producer of raw and value-added materials used in the manufacturing of batteries and other applications. To achieve this, the Company’s strategy is to:

•	Deliver on growth expectations by developing and operating mining projects and value-added materials processing facilities that will generate long-term free cash flows
•	Build and maintain a high-quality project pipeline to ensure we advance and develop successful projects
•	Adhere to the highest environmental, social and governance standards

Three-Year History

On August 17, 2018, the Company closed a non-brokered private placement offering of 2,105,927 units at a price of $0.53 (CAD$0.70) per unit for aggregate gross proceeds of $1,120,385 (CAD$1,474,149). Each unit consisted of one common share and one-half common share purchase warrant, with each warrant exercisable into one common share at an exercise price of $0.76 (CAD$1.00) for a period of two years.

On October 16, 2018, the Company announced the signing of an Offtake Agreement with the primary graphite supplier to a major Japanese electric vehicle anode producer. The Offtake Agreement is for a period of ten (10) years and activates on the commencement of commercial production at the Molo project, with an automatic renewal for an additional five (5) years. The Japanese Partner will have the exclusive right to import and sell SuperFlake® graphite concentrate in Japan. Provided that commercial production commences within 3 years, following the ramp up period, the Japanese Partner will purchase 20,000 tonnes of SuperFlake® graphite per annum. Product prices will be negotiated on a per order basis between the parties and will be based on the floating market prices (FOB basis) prevailing in the region.

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NEXTSOURCE MATERIALS INC. ANNUAL INFORMATION FORM For the year ended June 30, 2021

On February 15, 2019, the Company announced the Madagascar Government granted a 40-year mining license for the Molo Graphite Mine and that the mining license does not limit mining to any specific volume.

On March 7, 2019, the Company closed a non-brokered private placement offering of 1,608,643 common shares at a price of $0.80 (CAD$1.10) per common share for aggregate gross proceeds of $1,323,630 (CAD$1,769,507).

On April 11, 2019, the Company announced it had received the Global Environmental Permit for the Molo Graphite Mine from the Madagascar Ministry of Environment’s Office National pour l'Environnement (the National Office for the Environment; or “ONE”). This follows the completion of the Environmental & Social Impact Assessment (“ESIA”) and Relocation Action Plan (“RAP”) to International Finance Corporation (IFC) performance standards and World Bank standards, the completion of local and regional stakeholder and community engagement, and the completion of negotiations and signed agreements with all potentially affected land occupants to accept compensation for any affected crops and grazing land and relocation if needed.

On September 27, 2019, the Company reported the results of a new Feasibility Study (“FS”) for its 100%-owned Molo Graphite Project in southern Madagascar. The FS outlines a phased development approach with Phase 1 producing 17,000 tonnes per annum (“tpa”) over the first two years of production and Phase 2 producing a total of 45,000 tpa by year 3. Over the modelled life of mine (30 years), the production plants will have a pre-tax internal rate of return (“IRR”) of 43.1%, and a post-tax IRR of 36.2%. The pre-tax Net Present Value (“NPV”) at 8% discount rate will be US$237.1M, and the post-tax NPV will be US$184.3M. The FS results are summarized in further detail in the Mineral Development Projects section.

On October 24, 2019, the Company announced the successful registration of Molo SuperFlake® as a trademark in Canada. The successful registration of this trademark means that NextSource has the exclusive right to brand all of its natural flake graphite sold in Canada as Molo SuperFlake® from its Molo Graphite Project in Madagascar.

On October 25, 2019, the Company closed a non-brokered private placement offering of 2,907,777 units at a price of $0.34 (CAD$0.45) per unit for aggregate gross proceeds of $998,620 (CAD$1,308,500). Each unit consisted of one common share and one-half common share purchase warrant, with each warrant exercisable into one common share at an exercise price of $0.70 (CAD$0.90) for a period of two years. There were no finder’s fees in relation to the private placement.

On September 27, 2019, Quentin Yarie resigned as a director of the Company.

On December 2, 2019, Christopher Kruba and David McNeely became directors of the Company.

On January 23, 2020, John Sanderson and Dalton Larson resigned as directors of the Company and Dean Comand was appointed as Chair of the Board of Directors.

On April 9, 2020, the Company announced that it executed a Letter of Agreement (“LOI”) with its Japanese offtake partner and a leading Chinese processor of graphite anode material to collaborate on the construction of a value-add, battery anode plant in a jurisdiction that is proximal to the Company’s Molo Graphite Mine project in Madagascar.

On July 2, 2020, the Company completed a non-brokered private placement of 6,157,887 units at a price of $0.24 (CAD$0.325) per unit for gross proceeds of $1,476,571 (CAD$2,001,310). Each unit consisted of one common share of the Company and one-half of one common share purchase warrant, with each full warrant entitling the holder to acquire one additional common share of the Company at a price of $0.48 (CAD$0.65) per share for a period of 24 months. No finder fees or commissions were paid in association with the private placement. In connection with the non-brokered private placement, the Company incurred $9,293 in share issuance costs.

On July 20, 2020, Brett Whalen became a director of the Company. On August 24, 2020, the Company announced the appointment of Brett Whalen as Chair of the Board of Directors.

On February 8, 2021, the Company announced that it entered into a binding agreement with Vision Blue Resources Limited (“Vision Blue”) to provide a financing package (the “Financing Package”) for total gross proceeds of USD$29.5M. The proceeds of the Financing Package will be used to complete construction of Phase 1 of the Company’s Molo Graphite Mine. The Financing Package consisted of an initial private placement of $6.0 million that was completed on March 15, 2021, a second private placement for $12.5 million that was completed on May 19, 2021, and a royalty financing that was completed on June 28, 2021, when the Company received an initial $8.0 million, less a $1.5 million royalty financing fee, and will receive another $3.0 million once it has reached 80% of capital expenditures related to the construction of the Molo Graphite Mine. The Molo Graphite Mine will be subject to minimum royalty payments and a 3.0% royalty. The Green Giant Vanadium Project will be subject to a 1.0% royalty. In connection with the initial private placement, the Company granted Vision Blue the right to appoint two directors to the Board of the Company. The Chairman of Vision Blue, Sir Mick Davis, was appointed as Chair of the Board of Directors of the Company on March 15, 2021. The second Vision Blue appointee, Ian Pearce, was appointed to the Board of Directors of the Company on July 14, 2021. Vision Blue was granted a right of first refusal to finance the Phase 2 expansion of the Molo Graphite Mine, and if Vision Blue holds common shares representing at least 10% of the issued and outstanding common shares, a right to participate in future equity financings on the same terms as such financing to maintain its ownership percentage in the Company. Vision Blue is subject to a 1-year lock-up from the closing of the Initial Private Placement with a periodic release schedule. In addition, each of the Directors and Officers of the Company have agreed to similar lock-up periods for the securities they hold.

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NEXTSOURCE MATERIALS INC. ANNUAL INFORMATION FORM For the year ended June 30, 2021

On March 15, 2021, the Company completed the initial private placement with Vision Blue consisting of 12,000,000 common shares at a price of CAD$0.65 per share for total gross proceeds of $6,000,000 (CAD$7,800,000). In connection with the non-brokered private placement, the Company incurred $16,367 in share issuance costs. The Company also announced the appointment of Sir Mick Davis as Chair of the Board of Directors.

On March 29, 2021, the Company announced the initiation of the construction process for the Molo Graphite Mine in Madagascar with the awarding of the engineering, procurement, and construction management contract.

On April 12, 2021, the Company announced a binding partnership agreement to construct and operate its own turnkey spheronized and purified graphite ("SPG") production facility. SPG is a key component of lithium-ion batteries such as those used in electric vehicle (“EV”) and hybrid vehicle applications. The partnership involves Japanese and Chinese companies that currently operate their own SPG facilities that provide SPG to leading Japanese lithium-ion battery makers that are within the supply chains of Tesla and other major EV automotive companies. Proposed locations for the facility include South Africa, Europe, or North America. The Company will determine the initial production capacity and will then initiate a technical study to determine capital and operating costs for the proposed locations. Construction of one or more of these SPG production facilities will be subject to obtaining a positive technical study and securing sufficient funding for construction and initial working capital. Commissioning of the first SPG production facility is being targeted for Q4 2022. The Chinese partner will design and develop the process flowsheets, source all necessary graphite processing equipment, and will provide all the necessary training and operational know-how necessary for the production SPG material. In return, the Chinese partner will receive a 3% licensing fee based on the total annual sales value of anode material sold. The Japanese partner will leverage its sales relationships and will act as NextSource’s exclusive agent for sales, marketing and trading of anode battery materials sold to OEM anode suppliers and to OEMs directly. In return, the Japanese partner will receive a 5% sales commission based on the total annual sales value of anode battery material sold.

On May 11, 2021, the Company announced it initiated the procurement of processing plant equipment for the Molo Graphite Mine.

On May 19, 2021, the Company completed the second private placement with Vision Blue consisting of 23,214,286 units at a price of CAD$0.65 per unit for total gross proceeds of $12,500,000 (CAD$15,089,286). Each unit consisted of one common share of the Company and one common share purchase warrant, with each warrant entitling the holder to acquire one additional common share of the Company at a price of CAD$1.00 per share for a period of 24 months. No finder fees or commissions were paid in association with the private placement. In connection with the non-brokered private placement, the Company incurred $87,788 in share issuance costs.

On May 25, 2021, the Company announced that following a multi-year verification process, thyssenkrupp entered into a long-term partnership with NextSource and signed an offtake agreement to secure SuperFlake® graphite concentrate for their refractories/foundries, expandable graphite (graphite foil) and battery anode production businesses. The key highlights are:

•	Commercial agreement for the sale of 35,000 tpa of SuperFlake® graphite concentrate from the Molo mine
•	10-year term with an automatic 5-year extension
•	Products under the agreement pertain to refractory, battery anode production and expandable graphite (graphite foil) markets
•	Geographical regions include, but are not limited to, Europe, the UK, North America, Mexico, China and South Korea
•	Minimum 7,300 tpa during Phase 1 initial production
•	Ramp up to 35,000 tpa in Phase 2
•	Shipments in Phase 1 will be used to verify run-of-mill production to trigger the larger volume expansion

On June 23, 2021, the Company announced the initiation of a technical study for a Phase 2 production capacity to target 150,000 tpa of SuperFlake® for its Molo Graphite Mine in Madagascar. This is an increase from the 2019 Feasibility Study that considered a Phase 2 production capacity of 45,000 tpa. The new minimum targeted capacity was determined after recent discussions with our flake graphite offtake partners and with our partnership for the construction of a battery anode facility (“BAF”) to produce spheronized and purified graphite (“SPG”). The purpose of the technical study is to determine the project economics pertaining to this increase in targeted production for Phase 2.

On June 28, 2021, the Company received the royalty funding from Vision Blue consisting of $8.0 million, less a US$1.5 million royalty financing fee. The Company will receive a further $3.0 million upon achieving 80% of capital expenditures related to the construction of the mine, which is expected to be reached on or around December 31, 2021. In return for the royalty funding, the Company will pay to Vision Blue the greater of: (i) US$1.65 million per annum or (ii) 3% of the gross revenues from SuperFlake® concentrate sales (the “GSR”). Once Vision Blue has received a cumulative royalty payment of US$16.5 million, the GSR will be calculated as 3% of the gross revenues from the Company’s SuperFlake® sales. NextSource will have the option at any time to reduce the GSR to 2.25% upon payment to Vision Blue of US$20 million. The Company may delay the first-year minimum repayments, which will become subject to accrued interest of 15% per annum. Vision Blue will also receive a royalty of 1.0% of the gross revenues from sales of vanadium pentoxide (“V2O5”) from the Green Giant Vanadium Project for a period of 15 years following commencement of production of V2O5.

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NEXTSOURCE MATERIALS INC. ANNUAL INFORMATION FORM For the year ended June 30, 2021

On July 14, 2021, the Company announced the appointment of Ian Pearce to the Board of Directors and the resignation of David McNeely as a Director of the Company.

On July 22, 2021, the Company announce that it has been accepted as a member of both the European Battery Alliance (“EBA”) and the European Raw Materials Alliance (“ERMA”).

On September 8, 2021, the Company announced it intends to assess emerging opportunities to accelerate expansion through the potential acquisition and development of additional metals and mineral assets that are expected to play a vital role in clean energy technologies.

Significant Acquisitions

The Company has not completed any significant acquisitions during the most recently completed financial year.

4. MINERAL DEVELOPMENT PROJECTS

The following section contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities laws. The Company continues to monitor the implications of the Covid-19 Pandemic. The manner and extent that the pandemic, and measures taken as a result of the pandemic by governments and others, will affect the Company in ways that cannot be predicted with certainty. See the Cautionary Statement Regarding Forward-Looking Information and Uncertainty due to the Covid-19 Pandemic in this MD&A for a discussion of assumptions and risks relating to such statements and information and a discussion of certain risks facing the Company relating to the pandemic.

Molo Graphite Mine, Southern Madagascar Region, Madagascar

Overview and Project Plan

The Molo Graphite Mine project is located near the town of Fotadrevo in the Province of Toliara, Madagascar.

On February 15, 2019, the Company announced the Madagascar Government granted a 40-year mining license for the Molo Graphite Mine and that the mining license does not limit mining to any specific volume.

On March 29, 2021, the Company announced the initiation of the construction process for the Molo Graphite Mine in Madagascar with the awarding of the engineering, procurement, and construction management contract.

On May 11, 2021, the Company announced it initiated the procurement of processing plant equipment for the Molo Graphite Mine.

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NEXTSOURCE MATERIALS INC. ANNUAL INFORMATION FORM For the year ended June 30, 2021

Total construction costs excluding working capital have been estimated at $21.7 million and all construction activities are expected to be completed by June 30, 2022. As of June 30, 2021, the Company had already incurred $3.6 million in capital costs and the remaining construction costs were estimated at approximately $18.4 million, mine working capital requirements were estimated at approximately $1.3 million, and general and administrative expenditures until the completion of construction were estimated at $3.0 million. As part of the royalty financing agreement, the Company will receive a further $3.0 million from Vision Blue upon achieving 80% of capital expenditures related to the construction of the mine, which is expected to be reached on or around December 31, 2021. As a result, the Company believes its capital resources will be sufficient to complete construction of the mine and to fund mine working capital and general and administrative expenditures.

The processing plant equipment is currently being assembled offshore and is expected to begin arriving in Madagascar in late 2021 and will then be transported overland and installed at the mine site in Q1 2022. Mine-site construction activities are expected to begin in late 2021. Open pit pre-production mining activities are expected to begin in Q1 2022. Commissioning of the plant is expected to begin in May 2022, followed by a ramp up over a period of two to three months to the Phase 1 nameplate capacity of 240,000 tpa of ore. At full Phase 1 capacity, the Molo Graphite Mine is expected to produce approximately 17,000 tpa of high-quality SuperFlake® graphite concentrate.

The application for all necessary permits to construct and operate the mine, including water use, facilities construction, mineral processing, transportation, export, and labour have been initiated and are expected to be obtained as they are required.

The following is a rendering of the completed Phase 1 processing plant:

Phase 2 Expansion

On June 23, 2021, the Company announced the initiation of a technical study for a Phase 2 production capacity to target 150,000 tpa of SuperFlake® for its Molo Graphite Mine in Madagascar. This is an increase from the 2019 Feasibility Study, which considered a Phase 2 production capacity of 45,000 tpa.

The expanded Phase 2 production capacity was determined after recent discussions with our flake graphite offtake partners and with our partnership for the construction of a value-added processing facility to produce spheronized graphite (“SPG”). The purpose of the technical study is to determine the project economics for the expanded Phase 2.

Construction of the Phase 2 expansion is expected to begin after completion of Phase 1 and is subject to the technical report supporting positive economics and obtaining sufficient funding to complete construction.

Global market for and supply of flake graphite

Benchmark Intelligence estimated that global flake graphite demand in 2020 was approximately 900,000 tonnes and is expected to increase significantly over the next ten years due to increasing demand for lithium-ion batteries used in electric vehicles. A rule of thumb is that approximately 1.1 tonnes of flake graphite (2,500 lbs) is required for each 1GWh of electric vehicle capacity. Benchmark Intelligence has further estimated that global battery manufacturing capacity in 2020 was approximately 755 GWh and is set to increase by 2030 to 3,400 GWh through the construction of up to 200 new gigafactories. As a result, global flake graphite demand in 2030 is estimated at approximately 4,000,000 tonnes, which exceeds the existing global supply.

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NEXTSOURCE MATERIALS INC. ANNUAL INFORMATION FORM For the year ended June 30, 2021

Benchmark Intelligence estimated that the global flake graphite market was in relative balance in recent years but has moved from an oversupply of 226,000 tpa in 2018 to a deficit of approximately 60,000 tpa in 2021. Flake graphite demand is forecast to exceed global supply by approximately 430,000 tpa by 2026 and increasing to approximately 1,888,000 tpa by 2030. The supply response for natural flake graphite is expected to be constrained by technical challenges, capital costs, development timelines and operating economics. The supply response for synthetic flake graphite is expected to be constrained by the economics and availability of petroleum needle coke, which is its primary raw material feedstock for synthetic graphite and is also in demand for use in the steel making industry.

As an industrial mineral, flake graphite pricing is determined by three factors: 1) flake size, 2) carbon purity and 3) industry-specific technical attributes of the flakes. Flake sizing is broadly classified into four ranges: small (-100 mesh, or <75µm) medium (-80 to 100 mesh, or 75µm to 180µm), large (-50 to 80 mesh, or 180µm to 300µm), and extra-large or jumbo (+50 mesh, or >300µm). These flake sizes are in turn classified by carbon content (”C”), and are typically sold in ranges of 88-93% C, 94-95% C, and 95-97% C. The specific technical attributes of the flakes are then defined by end-user parameters such as expansion coefficient, thermal and electrical conductivity, and charge-discharge stability and efficiency. Larger flake size is generally sold at a premium to smaller flake sizes, and higher purity products (e.g., above 94%) are sold at a premium to lower purity products. Pricing is further impacted by the regional location of supply.

Transactions in the flake graphite market are generally based on private negotiations between buyers and sellers, as a result there is no spot or forward market. Research companies such as Benchmark Mineral Intelligence (“Benchmark”) and Roskill Information Services (“Roskill”) estimate current and historical pricing based on their proprietary market research and publish forward estimates for select grades and product types. Benchmark has estimated the following average FOB China 94-95% C flake graphite market prices for different mesh sizes during the past 12 months. Benchmark has not estimated the flake graphite market prices for 96-98% C flake graphite, which is the yield expected to be produced by the Molo Graphite Mine and is typically sold at a premium to 94-95% C flake graphite.

Sales, Marketing and Offtakes of SuperFlake® Graphite

Independent testing by various third-party end users of flake graphite was announced by the Company in 2015 that confirmed that flake graphite concentrates from the Molo Graphite Mine meet or exceed quality requirements for all major end-markets of natural flake graphite. The major end-markets for flake graphite include refractories, graphite anode materials used in lithium-ion batteries, specialty graphite foils used as essential components in the chemical, aeronautical and fire-retardant industries, and graphene used in high-end ink and substrate applications.

The Feasibility Study confirmed that Molo flake graphite concentrate has an excellent flake size distribution that is well above the global average, with 46.4% classified as +80 mesh (large), +65 mesh (extra-large) and +48 mesh (jumbo) mesh in flake size, which includes 23.6% as +48 mesh and greater in flake size. The concentrate also has excellent thermal expansion, can be upgraded to 99.97% purity and contains no deleterious substances and has high crystallinity.

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NEXTSOURCE MATERIALS INC. ANNUAL INFORMATION FORM For the year ended June 30, 2021

In response, NextSource has registered SuperFlake® as a trademark for the Molo flake graphite concentrate in the United States, Canada, Japan, South Korea, U.K. and the European Union. These are the top demand markets for flake graphite and the countries where NextSource intends to sell its SuperFlake® graphite material.

The Company expects to sell most of the flake graphite produced at the Molo Graphite Mine through offtakes with several key customers.

On October 16, 2018, the Company announced a binding offtake agreement for the supply of SuperFlake® graphite concentrate with a prominent Japanese Trading Company that is a primary supplier of flake graphite to a major Japanese electric vehicle anode producer. To protect certain confidential aspects of the agreement, the Japanese Trading Company and the Japanese electric vehicle anode producer requested not to be identified. The key highlights are:

•	Offtake is for a period of ten (10) years, beginning at the start of commercial production at the Molo Graphite Mine, with an automatic renewal for an additional five (5) years.
•	Exclusive right to import and sell SuperFlake® graphite concentrate in Japan.
•	Provided that commercial production commences within 3 years, following the ramp up period, the Japanese Partner will purchase 20,000 tonnes of SuperFlake® graphite per annum.
•	Product prices will be negotiated on a per order basis between the parties and will be based on the market prices (FOB basis) prevailing in the region.

On May 25, 2021, the Company announced that following a multi-year verification process, thyssenkrupp entered into a long-term partnership with NextSource and signed an offtake agreement to secure SuperFlake® graphite concentrate for their refractories/foundries, expandable graphite (graphite foil) and battery anode production businesses. The key highlights are:

•	Commercial agreement for the sale of 35,000 tpa of SuperFlake® graphite concentrate from the Molo mine
•	10-year term with an automatic 5-year extension
•	Products under the agreement pertain to refractory, battery anode production and expandable graphite (graphite foil) markets
•	Geographical regions include, but are not limited to, Europe, the UK, North America, Mexico, China and South Korea
•	Minimum 7,300 tpa during Phase 1 initial production
•	Ramp up to 35,000 tpa in Phase 2
•	Shipments in Phase 1 will be used to verify run-of-mill production to trigger the larger volume expansion

Royalty

On June 28, 2021, the Company received the royalty funding from Vision Blue consisting of $8.0 million, less a US$1.5 million royalty financing fee. The Company will receive a further $3.0 million upon achieving 80% of capital expenditures related to the construction of the mine, which is expected to be reached on or around December 31, 2021. In return for the royalty funding, the Company will pay to Vision Blue the greater of: (i) US$1.65 million per annum or (ii) 3% of the gross revenues from SuperFlake® concentrate sales (the “GSR”). Once Vision Blue has received a cumulative royalty payment of US$16.5 million, the GSR will be calculated as 3% of the gross revenues from the Company’s SuperFlake® sales. NextSource will have the option at any time to reduce the GSR to 2.25% upon payment to Vision Blue of US$20 million. The Company may delay each individual minimum repayments for a period of 12 months, which will be subject to accrued interest of 15% per annum. The deferred repayments are expected to begin on June 30, 2023.

Exploration and Evaluation

The Molo Graphite Project is one of seven surficial graphite trends discovered and drill tested by NextSource in late 2011 and announced to the market in early January 2012. The Molo deposit itself occurs in a flat, sparsely populated and dry savannah grassland region that has easy access via a network of seasonal secondary roads.

The Molo Graphite Project graphitic zone consists of multi-folded graphitic strata at surface with an exposed strike length of over two kilometres. Outcrop mapping and trenching on the Molo Graphite Project has shown the surface geology to be dominated by resistant ridges of graphitic schist and graphitic gneiss, as well as abundant graphitic schist float. Geological modeling has shown that the Molo Graphite Project deposit consists of various zones of mineralized graphitic gneiss, with a barren footwall composed of garnetiferous gneiss. The host rock of the mineralized zones on the Molo Graphite Project is graphitic gneiss.

Resource delineation, drilling and trenching on the Molo Graphite Project took place between May and November of 2012. This resulted in a maiden mineral resource estimate that formed the basis for the Company’s Preliminary Economic Assessment (the “PEA”), which was undertaken by DRA Mineral Projects and released in 2013.

The positive outcome of the PEA led NextSource to undertake another phase of exploratory drilling and sampling in 2014 to upgrade the deposit and its contained mineral resources to mineral reserves. The process included an additional 32 diamond drill holes (totaling 2,063 metres) and 9 trenches (totaling 1,876 metres). The entire database upon which the upgraded resource estimate was based contained 80 drill holes (totaling 11,660 metres) and 35 trenches (totaling 8,492 metres). This mineral resource formed the basis of the first feasibility study, which was released in February 2015, and for the September 2019 Feasibility Study.

The resource remains open along strike and to depth. The Company does not have any immediate plans to complete any further drilling to expand the resource.

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NEXTSOURCE MATERIALS INC. ANNUAL INFORMATION FORM For the year ended June 30, 2021

Mineral Resource and Mineral Reserve Estimate

The current mineral resource and mineral reserve estimate for the Molo Graphite Project, including the material assumptions, qualifications and procedures relating thereto, is summarized below in the section entitled “Feasibility Study Summary”.

History

On December 14, 2011, the Company entered into a Definitive Joint Venture Agreement ("JVA") with Malagasy Minerals Limited ("Malagasy"), a public company listed on the Australian Stock Exchange, to acquire a 75% interest in a property package for the exploration and development of industrial minerals, including graphite, vanadium and 25 other minerals. The land position consisted of 2,119 permits covering 827.7 square kilometers and is mostly adjacent towards the south and east with the Company's 100% owned Green Giant Vanadium Project. Pursuant to the JVA, the Company paid $2,261,690 and issued 7,500,000 common shares that were valued at $1,350,000.

On April 16, 2014, the Company signed a Sale and Purchase Agreement and a Mineral Rights Agreement (together “the Agreements”) with Malagasy to acquire the remaining 25% interest, subject to Malagasy retaining a 1.5% net smelter royalty (“NSR”). Pursuant to the Agreements, the Company paid $364,480 (CAD$400,000), issued 250,000 common shares subject to a 12-month voluntary vesting period that were valued at $325,000 and issued 350,000 common share purchase warrants, which were valued at $320,950 using Black‑Scholes, with an exercise price of $0.14 and an expiry date of April 15, 2019. On May 20, 2015 and upon completion of a bankable feasibility study (“BFS”) for the Molo Graphite Property, the Company paid $546,000 (CAD$700,000) and issued 100,000 common shares, which were valued at $100,000. A further cash payment of approximately $771,510 (CAD$1,000,000) will be due within five days of the commencement of commercial production. The Company also acquired a 100% interest in the industrial mineral rights on approximately 1 ½ additional claim blocks covering 10,811 hectares adjoining the east side of the Molo Graphite Property. Prior to becoming a Director of the Company, Brett Whalen purchased an option to acquire the 1.5% NSR from Malagasy, upon the mine achieving commercial production, in return for a further payment to Malagasy.

The Molo Graphite Project is located within Exploration Permit #3432 (“PR 3432”) as issued by the Bureau de Cadastre Minier de Madagascar (“BCMM”) pursuant to the Mining Code 1999 (as amended) and its implementing decrees. The Molo Graphite Project exploration permit PR 3432 is currently held under the name of our Madagascar subsidiary, which has paid all taxes and administrative fees to the Madagascar government and its mining ministry with respect to all the mining permits held in country. These taxes and administrative fee payments have been acknowledged and accepted by the Madagascar government.

On June 1, 2017, we released the results of an updated Molo Feasibility Study utilizing a fully modular approach which was based on the FEED Study and subsequent detailed engineering studies.

During fiscal 2017, the Company applied to the BCMM to have the exploration permit for the Molo Graphite Project converted into a mining permit.

Following an Environmental Legal Review and an Environmental and Social Screening Assessment, which provided crucial information to align the project’s development and design with international best practice on sustainable project development, the Company completed a comprehensive Environmental and Social Impact Assessment ("ESIA"), which was developed to local Madagascar (“Malagasy”), Equator Principles, World Bank and International Finance Corporation (“IFC”) standards. The ESIA was submitted to the Office National d’Environment (“ONE”) (the Madagascar Environment Ministry) during fiscal 2018.

On February 15, 2019, the Company announced the Madagascar Government granted a 40-year mining license for the Molo Graphite Mine and that the mining license does not limit mining to any specific volume.

On April 11, 2019, the Company announced it had received the Global Environmental Permit (“GEP”) for the Molo Graphite Mine from the Madagascar Ministry of Environment’s Office National pour l'Environnement (the National Office for the Environment; or “ONE”). The GEP was based on ESIA and a Relocation Action Plan (“RAP”) that involved the completion of local and regional stakeholder and community engagement, and the completion of negotiations and signed agreements with all potentially affected land occupants to accept compensation for any affected crops and grazing land and relocation if needed.

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NEXTSOURCE MATERIALS INC. ANNUAL INFORMATION FORM For the year ended June 30, 2021

On September 27, 2019, the Company reported the results of an updated Feasibility Study (“FS”) consisting of two phases:

PHASE 1: Production of 17,000 tpa of graphite concentrate

The first phase of production will consist of a fully operational and sustainable graphite mine with a permanent processing plant capable of processing 240,000 tpa of ore producing approximately 17,000 tpa of graphite concentrate per year over a 30-year life of mine. The estimated capital costs for Phase 1 including contingencies were estimated at US$21.0 million and construction was expected to take approximately 12 months to complete. Phase 1 costs including contingency and working capital were estimated at US$24.1 million.

PHASE 2: Production expansion to 45,000 tpa of graphite concentrate in Year 3

Phase 2 assumes that Phase 1 is achieved and operates for two years followed by the completion of the Phase 2 expansion in the third year resulting in a combined 720,000 tpa of ore producing 45,000 tpa of graphite concentrate per year over a 30-year life of mine. The Phase 2 expansion is based on the construction of two additional Phase 1 processing plant modules over a construction period of 12 months. Phase 2 capital costs including all Phase 1 capital costs and contingency were estimated at US$60.1 million. Phase 2 capital costs including all Phase 1 capital costs, contingency and working capital were estimated at US$67.4 million. Additional sustaining capital for equipment replacement over the 30-year life of mine and closure costs was estimated at $3.3 million.

On February 8, 2021, the Company announced that it entered into a binding agreement with Vision Blue to provide the Financing Package for total gross proceeds of USD$29.5M. The proceeds of the Financing Package will be used to complete construction of Phase 1 of the Company’s Molo Graphite Mine. The Financing Package consisted of an initial private placement of $6.0 million that was completed on March 15, 2021, a second private placement for $12.5 million that was completed on May 19, 2021, and a royalty financing agreement that was completed on June 28, 2021, when the Company received an initial $8.0 million, less a $1.5 million royalty financing fee, and will receive another $3.0 million once it has reached 80% of capital expenditures related to the construction of the Molo Graphite Mine. The Molo Graphite Mine will be subject to minimum royalty payments and a 3.0% royalty. Vision Blue was granted a right of first refusal to finance the Phase 2 expansion of the Molo Graphite Mine.

On March 29, 2021, the Company announced the initiation of the construction process for the Molo Graphite Mine in Madagascar with the awarding of the engineering, procurement, and construction management contract.

On May 11, 2021, the Company announced it initiated the procurement of processing plant equipment, which will be assembled offshore then shipped to Madagascar in late 2021.

Feasibility Study Summary

The following information is extracted from the Molo Feasibility Study dated May 31, 2019 and prepared by J.K. de Bruin Pr.Eng of Erudite Strategies (Pty) Ltd., J. Hancox of Caracle Creek International Consulting (Pty) Ltd., D. Subrumani of Caracle Creek International Consulting (Pty) Ltd., O. Peters of Metpro Management Inc., O. Mogoera of Erudite Strategies (Pty) Ltd., H. Smit of Erudite Projects (Pty) Ltd., E.V. Heerden of EVH Consulting (Pty) Ltd.,. and A. Marais of GCS Consulting (Pty) Ltd., each of whom is a “qualified person” and “independent”, as such terms are defined in NI 43-101.

The extract below is subject to all the assumptions, qualifications and procedures set out in the Molo Feasibility Study and is qualified in its entirety with reference to the full text of the Molo Feasibility Study. It is advised that this extract should be read in conjunction with the entire Molo Feasibility Study.

1 Summary

1.1 Introduction

The Company is a mineral exploration and development company based in Toronto, Canada. The Company is currently focused on the exploration and development of its 100% owned, flagship Molo Project.

The Molo deposit is situated 160 km southeast of the city of Toliara, in the Tulear region of south-western Madagascar. The deposit occurs in a sparsely populated, dry savannah grassland region, which has easy access via a network of seasonal secondary roads radiating outward from the village of Fotadrevo. Fotadrevo in turn has an all-weather airstrip and access to a road system that leads to the regional capital (and port city) of Toliara and the Port of Ehoala at Fort Dauphin via the RN10, or RN13.

Geologically, Molo is situated in the Bekily block (Tolagnaro-Ampanihy high grade metamorphic province) of southern Madagascar. The Molo deposit is underlain predominantly by moderately to highly metamorphosed and sheared graphitic (biotite, chlorite and garnet-rich) quartzo-feldspathic schists and gneisses, which are variably mineralized. Near surface rocks are oxidized, and saprolitic to a depth, usually of less than 5m.

Molo was one of several surficial graphite trends discovered by the Company (then Energizer) in late 2011 and announced in early January 2012. The deposit was originally drill tested in 2012, with an initial seven holes being completed. Resource delineation, drilling and trenching on Molo took place between May and November of 2012, and allowed for a maiden Indicated and Inferred Resource to be stated in early December of the same year. This maiden mineral resource estimate formed the basis for a PEA, which was undertaken by DRA Projects in 2013.

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NEXTSOURCE MATERIALS INC. ANNUAL INFORMATION FORM For the year ended June 30, 2021

The positive outcome of this PEA led the Company to undertake another phase of exploratory drilling and sampling in 2014, which was done under the supervision of CCIC. This phase of exploration was aimed at improving the geological confidence of the deposit and it’s contained mineral resources and included an additional 32 diamond drill holes (totaling 2,063 metres) and 9 trenches (totaling 1,876 metres).

CCIC were subsequently engaged to update the geological model and resource estimate. The entire database on which this new model and resource estimate is based contains 80 drill holes (totaling 11,660 metres) and 35 trenches (totaling 8,492 metres). This new resource formed the basis of the Molo 2015 FS which targeted 860ktpa of ore processing capacity.

This Report utilizes the knowledge base of both the Molo 2015 FS and Molo 2017 240ktpa FS technical reports.

Anticipating the future demand for industrial minerals such as those held by the Company (Graphite, Vanadium and Cobalt) is complex. The demand for these minerals is, to a large extent, driven by the development of the battery market which remains uncertain. Significant research has been completed by various analysts and the consensus view is that an explosive increase in demand can be expected. The uncertainty, however, is the timing of such increase in demand.

In order to ensure that the Company remains ahead of the competition and to appropriately plan for future market demand, the Company has opted for a flexible development approach which comprises a modular solution yielding optimal cashflow and return metrics with suitable flexibility to enable them to rapidly respond to market changes.

The Company has an off-take agreement in place with a Japanese Trader and is in the process of formalizing an additional sales agreement with a European Trader. As such, the Company requested feasibility-level analysis of a phased development approach: Phase 1 – 240,000 Tonnes per annum (240ktpa), and Phase 2 – after 240ktpa for the first 2 years of production, ramping up to 720ktpa in the third year to accommodate additional sales.

The Feasibility Study (hereinafter referred to as the “Molo 2019 720ktpa (Ph 2) FS”) as detailed in this Report considers in some detail the development of a greenfields graphite mine with modular beneficiation plant and supporting infrastructure. Engineering, costing and Project planning for Phase 1 of the proposed mine development has been completed to a level as required for this Report to comply to the requirements as defined by the TSX in terms of the NI 43-101. The numbers confirmed during the Molo 2017 240ktpa FS for Phase 1 of the Project are updated as part of this Report to incorporate the effects of escalation and market realities, as currently relevant.

Although detailed engineering has not been completed in order to define an optimal solution for a larger throughput mine facility, costing for Phase 2 (which adds an additional two modules of the beneficiation plant and increases the mining and infrastructure in proportion), is costed as part of this Report. Phase 2 costing is merely factored and therefore deemed accurate to FS level but will be optimized through certain economies of scale which are not considered in this Report. The increased capital expenditure is included in the financial model to provide comprehensive financial analysis of the Project. The increased throughput requires increased water sourcing which has been considered in the engineered solution for water supply. Some of the infrastructure has been increased to support the increased workforce.

The Company has every intent to develop Phase 2 in close succession to Phase 1 and has the mineral resources to support further increases of its mining and beneficiation capacity as the inevitable increase in demand is realized.

1.2 Project Location

The Molo deposit is located some 160 km southeast of Madagascar’s administrative capital (and port city) of Toliara, in the Tulear region and about 220 km NW of Fort Dauphin and is approximately 13 km NE of the local village of Fotadrevo.

1.3 Project Description

The proposed development of the Project includes the construction of a green fields open pit mine, a Phase1 processing plant with a capacity of 240,000 tonnes of ore per annum and all supporting infrastructure including water, fuel, power, tailings (co-disposed), buildings and permanent accommodation. This Project will be augmented with expansion to Phase 2 processing plant with a capacity of 720,000 tonnes of ore per annum based on market conditions.

1.4 Summary of financial results

Table 1 below summarizes the financial results of Phase 1 (240ktpa for the first two years of production and Phase 2 (ramp-up to 720ktpa production in year three). These are based on a discounted flow analysis of the Project using real cash flows, which do not include the effect of inflation.

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NEXTSOURCE MATERIALS INC. ANNUAL INFORMATION FORM For the year ended June 30, 2021

Table 1 : Summary of Financial Results

Description	Phase 1 and 2
	Pre-Tax	Post-Tax
Post-tax: NPV (8% Discount Cash Flow)(1)(2)	$237.1m	$184.3m
Post-tax: IRR (1)(2)	43.1%	36.2%
Payback (2)	3.4 years	3.8 years
Capital cost ("CAPEX")	$60,082,340
Owners Contingency	$6,670,430
On-site Operating Costs ("OPEX") per tonne of concentrate, (year 3 onward)	Mining
	$82.69
On-site Operating Costs ("OPEX") per tonne of concentrate, (year 3 onward)	Processing
	$270.27
Transportation per tonne of concentrate (from mine site to Madagascar Port year 3 onward)	$133.01
Average annual production of concentrate	45,136 tonne
Life of Mine ("LOM")	30 years
Graphite concentrate sale price (US$/tonne at Start Up - 2017)	$1,208
Average Head Grade	7.1%
Average ore mined per annum over Life of Mine	720,000 tonne
Average stripping ratio	0.53:1
Average carbon recovery	88.30%

Notes

•	Note 1: Assumes Project is financed with 100% equity

•	Note 2: Values shown are based on real graphite sales pricing Table 2 below summarizes key mine and process data.

Table 2: Mine & Process Data

	Phase 1	Phase 2
Proven reserves (t)	14,048,733
Probable reserves (t)	8,207,458
Grade (% graphitic carbon)	8.05%	7.10%
Waste to ore ratio	0.53:1
Processing rate (tpa)	240,000	720,000
Mine life (years)	30
Recovery (%)	88.30%
Average annual product tonnes	17,000	45,000

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NEXTSOURCE MATERIALS INC. ANNUAL INFORMATION FORM For the year ended June 30, 2021

1.5 Property Description and Ownership

1.5.1 Property Description

The Project includes 790 claims and an area totaling 308.6 km2.

The Project is centered on UTM coordinates 495,289 Easting 7,345,473 Northing (UTM 38S, WGS 84 datum), and is located 11.5 km east-northeast of the town of Fotadrevo.

The property is within Exploitation/Mining Permit PE #39807 which covers an area of 175 km2 or 17,500 hectares (“ha”), and Exploration Permits PR #39806 and PR #39810 which cover areas of 96.1 km2 (9609 ha) and 37.5 km2 (3750 ha), respectively.

1.5.2 Ownership

On December 14, 2011, the Company entered into a Definitive JVA with Malagasy Minerals Limited (hereinafter referred to as "Malagasy"), a public company on the Australian Stock Exchange, to acquire a 75% interest to explore and develop a group of industrial minerals, including graphite, vanadium and approximately 25 other minerals. On October 24, 2013, the Company signed a MOU with Malagasy to acquire the remaining 25% interest in the land position.

On April 16, 2014, Energizer signed a Sale and Purchase Agreement and a Mineral Rights Agreement with Malagasy to acquire the remaining 25% interest. Malagasy retains a 1.5% net smelter return royalty ("NSR").

CCIC reviewed a copy of the Contrat d’amodiation pertaining to this right and are satisfied that the rights to explore this permit have been ceded to the Company or one of its Madagascar subsidiaries.

The Project was located within Exploration Permit PR #3432 as issued by the Bureau de Cadastre Minier de Madagascar (“BCMM”) pursuant to the Mining Code 1999 (as amended) and its implementing decrees. On January 18, 2019, Permit PR #3432 was transformed into two Exploration Permits (PR #39806 and PR #39810) and an Exploitation Permit (PE #39807) by the Ministry of Mines, with the official permit being granted to the Company by the BCMM on February 14, 2019.

Mineral Resources and Reserves delineated in Sections 14 and 15 of this Report are entirely within the bounds of Exploitation Permit PE #39807. The Company holds the exclusive right to exploit/mine and explore for graphite within this license area for a period of 40 years and can renew the license several times for a further period of 20 years upon each renewal.

The Company holds the exclusive right to explore for a defined group of industrial minerals within Exploration Permits PR #39806 and PR #39810. These industrial minerals include the following: Vanadium, Lithium, Aggregates, Alunite, Barite, Bentonite, Vermiculite, Carbonatites, Corundum, Dimensional stone (excluding labradorite), Feldspar (excluding labradorite), Fluorspar, Granite, Graphite, Gypsum, Kaolin, Kyanite, Limestone / Dolomite, Marble, Mica, Olivine, Perlite, Phosphate, Potash–Potassium minerals, Pumice Quartz, Staurolite, Zeolites.

Companies in Madagascar first apply for an exploration mining permit with the BCMM, a government agency falling under the authority of the Minister of Mines. Permits under usual circumstances are generally issued within a month. The number of squares varies widely by claim number.

The updated Decret requires the payment of annual administration fees of Permits Research of ~15,000 Ariary (MGA) for exploitation permits in years’ one and two. Annual fees increase by multiplying by a factor equivalent to the number of years (plus 1) that the company has held the permit. Exploration permits have an updated duration of five years, with the possibility of two renewals of an additional three years each. Payments of the administration fees are due each year on 31March, along with the submission of an activity report. Each year, the Company is required to pay a similar, although increasing, amount in order to maintain the claims in good standing.

Reporting requirements of exploration activities carried out by the titleholder on an Exploration Permit are minimal. A titleholder must maintain a diary of events and record the names and dates present of persons active on the Project. In addition, a site plan with a scale between 1/100 and 1/10,000 showing “a map of the work completed” must be presented. CCIC is of the opinion that the Company is compliant in terms of its commitments under these reporting requirements.

The Project has not been legally surveyed; however, since all claim boundaries conform to the predetermined rectilinear LaBorde Projection grid, these can be readily located on the ground by use of Global Positioning System (“GPS”) instruments. Most current GPS units and software packages do not however offer LaBorde among their available options, and therefore defined shifts have to be employed to display LaBorde data in the WGS 84 system. For convenience, all the Company’s positional data is collected in WGS 84, and if necessary, converted back to LaBorde.

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NEXTSOURCE MATERIALS INC. ANNUAL INFORMATION FORM For the year ended June 30, 2021

1.5.3 The Company’s Royalties

Malagasy retains a 1.5% net smelter return royalty on the Project.

1.5.4 Permits

Exploitation Permit PE #39807 (175 km2) and Exploration Permits PR #39806 and PR #39810 are held under the name of a subsidiary of the Company called ERG (Madagascar) Ltd. S.A.R.L.U. and were granted to the Company by the BCMM on February 14, 2019.

The Madagascar Ministry of Environment’s Office National pour l'Environnement (the National Office for the Environment) or “ONE”, granted the Company its Environmental License for the 240ktpa (Phase 1) Project on April 8, 2019 after reviewing the following:

•	Exploitation Permit PE #39807

•	Environmental & Social Impact Assessment (“ESIA”) and Relocation Action Plan (“RAP”) to International Finance Corporation (IFC) Performance and World Bank Standards

•	Completion of local and regional stakeholder and community engagement, with overwhelming support from both the local community and local government, as well as regional government

•	Signed agreements with all potentially affected land occupants to accept compensation for any affected crops and grazing land and relocation if needed

•	Approved capital investment certification from the BCMM

•	Receipt of Cahier des Charges Miniér (mining specification) from the BCMM as pre-requisite to submitting the ESIA & RAP to ONE for review

•	Successful completion of the ONE’s technical evaluation process which consisted of a site visit and four separate community consultations

•	Joint agreement and signature of the Cahier des Charges Environnementales (environmental specification) with the ONE

1.6 Geologic Setting and Mineralization

The Molo deposit occurs within the regional Ampanihy Shear Zone. The most conspicuous feature of rocks found within this shear zone is their well-developed north-south foliation and vertical to sub-vertical nature. Martelat et al. (2000) state that this observed bulk strain pattern is clearly related to a transpressional regime during bulk horizontal shortening of heated crust, which resulted in the exhumation of lower crustal material.

The Project area is underlain by supracrustal and plutonic rocks of late Neoproterozoic age that were metamorphosed under upper amphibolite facies and deformed with upright north-northeast-trending structures. The supracrustal rocks involve migmatitic (± biotite, garnet) quartzo-feldspathic gneiss, marble, chert, quartzite, and amphibolite gneiss. The metaplutonic rocks include migmatitic (± hornblende / diopside, biotite, garnet) feldspathic gneiss of monzodioritic to syenitic composition, biotite granodiorite, and leucogranite.

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NEXTSOURCE MATERIALS INC. ANNUAL INFORMATION FORM For the year ended June 30, 2021

1.7 Mineral Resource Estimate

The Project hosts the following resources:

•	Measured mineral resource of 23.62 Mt grading 6.32% Carbon ("C")

•	Indicated mineral resource of 76.75 Mt grading 6.25% C

•	Inferred mineral resource of 40.91 Mt at 5.78% C

•

The effective date of the Mineral Resource tabulation is 14 August 2014. The Mineral Resources are classified according to the Canadian Institute of Mining, Metallurgy and Petroleum definitions. A cut-off grade of 4% C was used for the “higher grade” zones and 2% C for the “lower grade” zones. It is important to note that while the ‘high’ grade resource occurs within the ‘low’ grade resource, each was estimated and reported separately.

•

A relative density of 2.36 tonnes per cubic meter was assigned to the mineralized zones for the resource estimation. The resource remains open along strike and to depth. The Mineral Resources are inclusive of the Mineral Reserves below. The Mineral Resources reported herein include Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

•

The current mineral resource estimate for Molo is summarized in Table 3 below. The mineral resources are classified in the Measured, Indicated and Inferred categories as defined by the Canadian Institute of Mining, Metallurgy and Petroleum definition standards.

Table 3: Mineral Resource Statement for the Molo Graphite Deposit - September 2014

Classification	Material Type	Tonnes	Grade - C%	Graphite - T
Measured	"Low Grade"	13048373	4.64	605082
Measured	"High Grade"	10573137	8.4	887835
Total Measured		23621510	6.32	1492916
Indicated	"Low Grade"	39539403	4.73	1871075
Indicated	"High Grade"	37206550	7.86	2925266
Total Indicated		76745953	6.25	4796341
Measured + Indicated	"Low Grade"	52587776	4.71	2476157
Measured + Indicated	"High Grade"	47779687	7.98	3813101
Total Measured + Indicated		100367464	6.27	6289257
Inferred	"Low Grade"	24233267	4.46	1080677
Inferred	"High Grade"	16681453	7.70	1285039
Total Inferred		40914721	5.78	2365716

C% = carbon percentage; Graphite – T = Tonnes of graphite

Notes:

•	Mineral Resources are classified according to the Canadian Institute of Mining definitions.

•	Mineral Resources are reported Inclusive of Mineral Reserves.

•	“Low Grade” Resources are stated at a cut-off grade of 2% C.

•	“High grade” Resources are stated at a cut-off grade of 4% C.

•	Eastern and Western high-grade assays are capped at 15% C.

•	A relative density of 2.36 tonnes per cubic metre (t/m3) was assigned to the mineralized zones for the resource tonnage estimation.

The total Measured and Indicated Resource is estimated at 100.37 million tonnes, grading at 6.27% carbon. Additionally, an Inferred Resource of 40.91 million tonnes, grading at 5.78% carbon is stated. When compared to the November 2012 resource statement, (Hancox and Subramani, 2013), this shows a 13.7% increase in tonnage, a 3.4% decrease in grade and a 9.8% increase in graphite content.

The reason for the increase in tonnage is due to the 2014 drilling on the previously untested north eastern limb of the deposit, which added additional new resources. Additionally, 23.62 million tonnes, grading at 6.32% carbon, have been upgraded by infill drilling from the Indicated to Measured Resource category.

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NEXTSOURCE MATERIALS INC. ANNUAL INFORMATION FORM For the year ended June 30, 2021

1.8 Exploration

No further exploration is currently planned.

1.9 Mineral Reserve Estimate

The mineral reserves declared in this Molo 2019 (720ktpa) FS are declared as per Table 4 below.

Table 4: Mineral Reserves

Category	Tonnage	C Grade (%)
Proven	14169741	7.00
Probable	8266944	7.04
Proven and Probable	22436685	7.02

Proven reserves are reported as the Measured Resources inside the designed open pit and above the grade cut-off of 4.5% C. Similarly, the Probable Reserves are reported as the Indicated Resources inside the designed open pit and above the grade cut-off of 4.5% C.

1.10 Metallurgical Test Work

The FS analyses are based on a full suite of metallurgical test work performed by SGS Canada Metallurgical Services Inc. in Lakefield, Ontario, Canada. These tests included laboratory scale metallurgical work and a 200-tonne bulk sample / pilot plant program. The laboratory scale work included comminution tests, process development and optimization tests, variability flotation, and concentrate upgrading tests. Comminution test results place the Molo ore into the very soft to soft category with low abrasivity. A simple reagent regime consists of fuel oil number 2 and methyl isobutyl carbinol at dosages of approximately 120 g/t and 195 g/t, respectively. A total of approximately 150 open circuit and locked cycle flotation tests were completed on almost 70 composites as part of the process development, optimization, and variability flotation program. The metallurgical programs culminated in a process flowsheet that is capable of treating the Molo ore using proven mineral processing techniques and its robustness has been successfully demonstrated in the laboratory and pilot plant campaigns.

The metallurgical programs indicated that variability exists with regards to the metallurgical response of the ore across the deposit, which resulted in a range of concentrate grades between 88.8% total carbon and 97.8% total carbon. Optical mineralogy on representative concentrate samples identified interlayered graphite and non-sulphide gangue minerals as the primary source of impurities. The process risk that was created by the ore variability was mitigated with the design of an upgrading circuit, which improved the grade of a concentrate representing the average mill product of the first five years of operation from 92.1% total carbon to 97.1% total carbon.

The overall graphitic carbon recovery into the final concentrate is 87.8% based on the metallurgical response of composites using samples from all drill holes within the five-year pit design of the original FS at the higher concentrate production rate of 53,000 tpa. The average composition of the combined concentrate grade is presented in Table 5. The size fraction analysis results were converted into a grouping reflecting a typical pricing matrix, which is shown in Table 6.

All assays were completed using control quality analysis and cross checks were completed during the mass balancing process to verify that the results were within the estimated measurement uncertainly of up to 1.7% relative for graphite concentrate grades greater than 90% total carbon.

Table 5: Metallurgical Data - Flake Size Distribution and Product Grade

Product Size	% Distribution	Product Grade (%) Carbon
+48 mesh (jumbo flake)	23.6	96.9
+65 mesh (coarse flake)	14.6	97.1
+80 mesh (large flake)	8.2	97.0
+100 mesh (medium flake)	6.9	97.3
+150 mesh (medium flake)	15.5	98.1
+200 mesh (small flake)	10.1	98.1
-200 mesh (fine flake)	21.1	97.5

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NEXTSOURCE MATERIALS INC. ANNUAL INFORMATION FORM For the year ended June 30, 2021

Table 6: Pricing Matrix - Flake Size Distribution Grouping and Product Grade

Product Size	% Distribution	Product Grade (%) Carbon
>50 mesh	23.6	96.9
-50 to +80 mesh	22.7	97.1
-80 to +100 mesh	6.9	97.2
-100 mesh	46.8	97.6

Vendor testing including solid-liquid separation of tailings and concentrate, screening and dewatering of concentrate, and drying of concentrate was completed successfully.

1.11 Recovery Methods

The process design is based on an annual Phase1 feed plant throughput capacity of 240 kilotonnes at a nominal head grade of 8.05% C(t) producing an estimated average of 17 kilotonnes per annum (ktpa) of final concentrate. The same process design has been applied to an annual Phase 2 feed plant throughput capacity of 720 kilotonnes at a nominal head grade of 8.05% C, which would produce an estimated average of 45 ktpa of final graphite concentrate.

The ore processing circuit consists of three stages of crushing which comprises jaw crushing in the primary circuit, followed by secondary cone crushing and tertiary cone crushing; the secondary and tertiary crushers operate in closed circuit with a double deck classification screen. Crushing is followed by primary milling and screening, graphite recovery by froth flotation and concentrate upgrading circuit by attritioning, and graphite product and tailings effluent handling unit operations. The crusher circuit is designed to operate 365 days per annum for 24 hours per day at ±55% utilization. The crushed product (P80 of approximately 13 mm) passes through a surge bin from where it is fed to the milling circuit.

The milling and flotation circuits are designed to operate 365 days per annum for 24 hours per day at 92% utilization. A single stage primary ball milling circuit is employed, incorporating a closed-circuit classifying screen and a scalping screen ahead of the mill. The scalping screen undersize feeds into a flash flotation cell before combining with the mill discharge material. Scalping and classification screen oversize are the fed to the primary mill.

Primary milling is followed by rougher flotation which, along with flash flotation, recovers graphite to concentrate from the main stream. Rougher flotation employs six forced-draught trough cells. The recovered concentrate is then upgraded in the primary, fine-flake and attritioning cleaning circuits to an estimated final product grade of above 94% C(t). The primary cleaning circuit consists essentially of a dewatering screen, a polishing ball mill, a column flotation cell and flotation cleaner/cleaner scavenger trough cells.

The primary cleaner column cell concentrate gravitates to a 212 µm classifying screen, from where the large-flake oversize stream is pumped to a high rate thickener located in the concentrate attritioning circuit whilst the undersize is pumped to the fine-flake cleaning circuit.

The fine flake cleaning circuit consists primarily of a dewatering screen, a polishing ball mill, a column flotation cell and flotation cleaner/cleaner scavenger trough cells. The attritioning cleaning circuit employs a high rate thickener, an attritioning stirred media mill, a column flotation cell and flotation cleaner/cleaner scavenger trough cells. Fine flake column concentrate is combined with the +212 µm primary cleaner classifying screen oversize as it feeds the attritioning circuit thickener. Concentrate from the attrition circuit is pumped to the final concentrate thickener.

The combined fine flake cleaner concentrate and the +212 µm may also be processed through the secondary attrition circuit which consists of a dewatering screen, an attrition scrubber, column flotation cell and cleaner/cleaner scavenger trough cells. Concentrate from this circuit is pumped to the final concentrate. The secondary attrition circuit is optimal.

Combined rougher and cleaner flotation final tailings are pumped to the final tailings thickener. Thickened final concentrate is pumped to a filter press for further dewatering before the filter cake is stockpiled prior to load and haul.

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NEXTSOURCE MATERIALS INC. ANNUAL INFORMATION FORM For the year ended June 30, 2021

The concentrate thickener underflow is pumped to a linear belt filter for further dewatering and fed to a diesel-fired rotary kiln for drying. The dried concentrate is then screened into four size fraction:

•	+48 mesh

•	-48 + 80 Mesh

•	-80 +100 mesh

•	-100 mesh

The various product sizes are bagged and readied for shipping.

Chemical reagents are used throughout the froth flotation circuits and thickeners. Diesel fuel is used as collector and liquid MIBC (methyl isobutyl carbinol) frother are used within the flotation circuits. Diesel collector is pumped from a diesel storage isotainer, from where it enters a manifold system which supplies multiple variable speed peristaltic pumps which discretely pump the collector at set rates to the various points-of-use within the flotation circuits.

MIBC (methyl isobutyl carbinol) frother is delivered by road to an isotainer. A manifold system on the storage isotainer supplies multiple variable speed peristaltic pumps, which discretely pump the frother at set rates to the various points-of-use within the flotation circuits.

Flocculant powder (Magnafloc 24) is delivered by road to the plant reagent store in 25 kg bags. The bags are collected by forklift as required and delivered to a flocculant mixing and dosing area. Here the flocculant is diluted as required using parallel, duplicate vendor-package automated make-up plants, each one being dedicated to supplying the concentrate and tailings thickeners due to the flocculant types required being different for each application. Variable speed peristaltic pumps discretely pump the flocculant at set rates to the thickeners’ points-of-use.

Coagulant powder (Magnafloc 1707) for thickening enhancement is handled similarly to the flocculant as described above, the exception being that a single make-up system is provided to supply both the concentrate and tailings thickeners. Again, variable speed peristaltic pumps discretely pump the coagulant at set rates to the thickeners’ points-of-use.

1.12 Infrastructure

The project is located in a relatively remote part of South Western Madagascar, approximately 13 km NE of the local village of Fotadrevo. There is currently limited infrastructure on site and project infrastructure will have to be constructed.

The following elements are all part of the project scope:

•	Raw water supply (from a network of bore holes extracting ground water)

•	Power supply (temporary during construction) and then a permanent diesel power station to supply the plant and permanent camp

•	Sanitation for the plant, permanent camp, and temporary during construction

•	Storm water control and management

•	All permanent buildings (offices, workshops, stores, laboratory)

•	All buried services (potable water, sewage, stormwater, electrical reticulation)

•	In plant roads

•	Haul road

•	Waste, high and low grade -Rock dumps.

As the proposed Phase1 plant is a small plant, and with the Company’s intention to rapidly expand to a larger Phase 2 process plant and mining operation, the brief from the Company was to develop a “fit for purpose” and cost-effective design without compromising on safety or quality.

1.13 Geotechnical

The geotechnical investigation conducted by SRK Consulting in 2014 was used as reference document for the design and planning of this phase of the project. (Report 479297/Plant Geotech/Final).

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NEXTSOURCE MATERIALS INC. ANNUAL INFORMATION FORM For the year ended June 30, 2021

In summary, transported soils are present across all areas investigated to shallow depths not exceeding a maximum depth of 0.6 m. From the consistencies noted during test pit excavations the transported soils are anticipated to have a maximum allowable bearing capacity of 100 kPa, limiting total consolidation settlement to 25 mm.

Residual soils were noted in the majority of the test pits excavated and comprised dense to very dense silty and/ or clayey sands. The residual soils are expected to have a maximum allowable bearing capacity of 200 kPa, limiting total consolidation settlement to 25 mm (differential settlement expected to be half this value).

As rock is located at a shallow depth at most locations it is recommended that structures generally be founded on rock rather than the overlying thin soils. However, light structures with loads of less than 100 kPa could be founded on the soils if necessary.

1.14 Concrete

Concrete grades and mix design were selected taking into consideration durability requirements. Particular attention will be given to wet process plant areas and wash down slabs. All foundations were designed as pad or raft type foundations with load bearing pressures not exceeding 150kPa. Foundations were designed to minimize settlement.

1.15 Storm Water

Storm water runoff within the process plant areas are dealt with by a minimum slope on the terrace platform. Runoff is then collected in concrete lined V-drains.

Storm water within the process plant area will be collected though dedicated storm water containment channels and then handled accordingly.

1.16 Product Pricing

As an industrial mineral, flake graphite pricing is determined by three factors: 1) flake size, 2) carbon purity and 3) industry-specific technical attributes of the flakes (Benchmark, 2017a; Roskill, 2017). Flake sizing is broadly classified into four ranges: small (-100 mesh, or <75µm) medium (-80 to 100 mesh, or 75µm to 180µm), large (-50 to 80 mesh, or 180µm to 300µm), and extra-large or jumbo (+50 mesh, or >300µm). These flake sizes are in turn classified by carbon content (”C”), and are typically sold in ranges of 88-93% C, 94-95% C, and 95-97% C. The specific technical attributes of the flakes are then defined by end-user parameters such as expansion coefficient, thermal and electrical conductivity, and charge-discharge stability and efficiency. As the technical parameters sought by end-users are proprietary to their processes, pricing is not publicly available. There are however subscription pricing services that provide monthly graphite pricing for various flake sizes and carbon purities based upon input from graphite purchasers. The Company utilized the average pricing for the past 12 months for flake graphite sold on an FOB China basis, provided by UK-based Benchmark Mineral Intelligence, with the flake size distribution of Molo graphite to arrive at a “basket” sale price of US $1207.55 per tonne as outlined in Section 19.3

1.17 Logistics

The Port of Ehoala at Fort Dauphin is a modern (2009) port developed by Rio Tinto for the QMM project. It has a 15m draft with shipping lines calling on a regular basis. There are however no crane facilities and vessels require their own cranes.

The following equipment are available at the port.

•	1 x 3.5T Telehandler
•	5 x Trailers for container movement (2x40ft, 3x20ft)
•	1 x Tractor
•	2 x Reach stacker
•	6 x Forklifts (1 x 2.5T; 2 x 5T; 3 x 7T)

The port is fenced and there is a security service (G4S) for days and nights port guarding. Despite the presence of a national airport, the port of Ehaola is mainly connected to the hinterland destinations by road. All types of trucks can obtain access to the port and his berth for cargo off loading, however the majority are container trucks (20ft and 40ft).

Customs are available on site and clearance can be streamlined via pre-clearance in order to lessen standing time of the containers once arrived. It is to be noted that all cargo items imported into the Republic of Madagascar, needs to have a BSC online cargo tracking note. Failing to submit the BSC certificate, cargo cannot be cleared, and the shipment will be sent back to origin and be subject to a fine of 2500 USD per Bill of lading, plus regulations charges. All containers, vehicles, bulk commodities, including airfreight requires a BSC certificate.

The route from Molo to Fort Dauphin runs either via the RN 10 or the RN 13. Both these routes are in relatively poor condition and trucks are expected to take between four and five days to make the round trip. A truck was run over the route by a Madagascan trucking contractor to gauge cycle times and they managed to complete the journey in two long days each way. This was in the dry season and in the wet season there may be periods of time when the roads become impassable. No money has been budgeted for roads repairs or upgrades.

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NEXTSOURCE MATERIALS INC. ANNUAL INFORMATION FORM For the year ended June 30, 2021

Due to the poor road conditions, majority of cargo would have to be transported to site during the dry season. Cargo transport limitations include:

•	12m (L) x 3.5m (W) x 2.8m (H) at a maximum of 35 T per 3-axle trailer.
•	12m (L) x 2.5m (W) x 3.5m (H) at a maximum of 26 T per 2-axle trailer.

Cargo exceeding 4m width pose problems to transport due to the Manambaro Bridge, as there is no possibility to divert. Some access areas would also need to be adjusted for items holding a width of 2.3m – 3.6m. (Ex. Raft of Bevilana). Any cargo exceeding the above-mentioned limitations would have to be considered on a case-by-case basis prior to importation.

Specialised trailers and equipment for transporting out-of-gauge items are limited. The design of equipment / plant would have to consider above mentioned limitations in order to ensure equipment can be transported to Site from Port.

1.18 CAPEX and OPEX

The Phase 1 initial CAPEX is estimated at $21.0 M, including a 10% contingency, with an additional $3.1 M required to cover the first 3 months of working capital. Phase 2 CAPEX is estimated at $67.4 M, including a 12.5% contingency, with an additional $7.3 m required to cover the first 3 months of working capital. Over the life of the mine, sustaining capital of $3.3 M will be required for equipment replacement and for rehabilitation at the end of the project. Table 7 summarizes the capital requirements.

The base date for the capital costs is May 2019 and no provision has been made for escalation. The accuracy of capital costs is considered to be with +/- 10%.

Table 7: Capital Costs

Capital Cost Breakdown	Phase 1 (240ktpa)	Phase 2 (720ktpa)
Process Equipment	$8,438,609.00	$25,315,827.00
Civil & Infrastructure	$2,103,672.21	$6,661,016.63
Tailings	$0.00	$0.00
Mining	$2,574,143.85	$4,913,341.38
Buildings	$1,154,609.43	$2,886,523.59
Electrical Infrastructure	$128,804.10	$386,412.30
Project Services/EPCM	$931,481.79	$2,794,445.38
Construction Services	$1,474,775.11	$3,686,937.78
Indirect Costs	$372,750.00	$1,118,250.00
Environmental & Permitting costs	$729,827.94	$1,459,655.89
Owner's Costs	$1,197,000.00	$4,189,500.00
Sub-total	$19,105,673.44	$53,411,909.93
Contingency (10%/12.5%)	$1,910,567.34	$6,676,488.74
3 Months Working Capital	$3,100,000	$7,300,000
CAPEX TOTAL	$24,116,241	$67,388,398.67
Sustaining CAPEX over Life of Mine		$3,300,000

The operating costs per tonne of finished graphite flake concentrate delivered on a FOB basis at the Port of Fort Dauphin, Madagascar are outlined in Table 8.

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NEXTSOURCE MATERIALS INC. ANNUAL INFORMATION FORM For the year ended June 30, 2021

Table 8: Operating Costs per Tonne of Finished Graphite Concentrate

Category	Phase 1	Phase 2
	Operating cost
Mining (US$/T)	102.81	65.34
Processing (US$/T)	265.82	265.82
Trucking to local port / Ft. Dauphin (US$/T)	133.01	133.01
General and Administration (US$/T)	64.29	50.00
TOTAL	$565.93	$514.17

Please note that these operating costs assume that the plant is able to successfully handle the variability in the ore body, as shown by the SGS test work discussed in detail in Section 13. Should the plant not perform as expected this could have a material impact on operating costs as:

•	The flake size distribution could be worse than expected

•	The product grade could be lower than expected

•	The recoveries could be lower than expected or a combination of all of these

1.19 Economic analysis

Table 9 below summarizes the economic analysis of the project using discounted cash flow methods.

Table 9: Economic Analysis of the Project

Metric	Unit	Value
Before Tax
Total Project Cash Flows	USDm	841
NPV @ 8%	USDm	237.1
NPV @ 10%	USDm	182.9
NPV @ 12%	USDm	143.3
IRR	%	43.10%
Payback Period	year	3.4
After Tax
Total Project Cash Flows	USDm	671.6
NPV @ 8%	USDm	184.3
NPV @ 10%	USDm	140.5
NPV @ 12%	USDm	108.4
IRR	%	36.20%
Payback Period	year	3.8

Note

All values in the above table do not account for inflation in costs or product pricing.

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NEXTSOURCE MATERIALS INC. ANNUAL INFORMATION FORM For the year ended June 30, 2021

The assumptions used in the financial model are as follows:

•	13 South African Rand (ZAR) to US$1

•	1.1 Euro to US$1

•	12% Import Duties and Taxes

1.20 Environmental & Permitting

The Madagascar Ministry of Environment’s Office National pour l'Environnement (the National Office for the Environment) or “ONE”, granted the Company its Environmental License for the 240ktpa (Phase 1) Project on April 8, 2019 after reviewing the following:

•	Exploitation Permit PE #39807

•	Environmental & Social Impact Assessment (“ESIA”) and Relocation Action Plan (“RAP”) to International Finance Corporation (IFC) Performance and World Bank Standards

•	Completion of local and regional stakeholder and community engagement, with overwhelming support from both the local community and local government, as well as regional government

•	Signed agreements with all potentially affected land occupants to accept compensation for any affected crops and grazing land and relocation if needed

•	Approved capital investment certification from the BCMM

•	Receipt of Cahier des Charges Miniér (mining specification) from the BCMM as pre-requisite to submitting the ESIA & RAP to ONE for review

•	Successful completion of the ONE’s technical evaluation process which consisted of a site visit and four separate community consultations

•	Joint agreement and signature of the Cahier des Charges Environnementales (environmental specification) with the ONE.

1.20.1 Environmental and Social Impact Assessment

A comprehensive Environmental and Social Impact Assessment was completed and submitted to Malagasy government as part of the Environmental Permit process.

Early integration of environmental and social sensitivities and risks ensured that the final impact assessment component revealed that there are no fatal flaws from an environmental and social perspective. The significance levels of impacts range from minor to major before any mitigation measures are applied and from minor to average with mitigation measures included. Notably, all major risks require significant reduction in risk via stringent controls. These controls have been incorporated into the Project design and planning with additional operational controls specified within the various environmental and social management plans.

To this end, the ESIA contains a chapter which details specific management measures which either remove the risks completely or reduce their significance to an acceptable level.

In addition, each specific environmental and social component has a prescribed monitoring plan which will be followed during each Project developmental phase. This is aimed at monitoring compliance against various specifications such as the baseline environment and predicted impact removal and reduction measures.

1.21 Conclusions

1.21.1 Geology

The Company’s 2011 exploration programme delineated a number of new graphitic trends in southern Madagascar. The resource delineation drilling undertaken during 2012-2014 focussed on only one of these, the Molo Deposit, and this has allowed for an Independent, CIM compliant, updated resource statement for the Molo deposit.

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NEXTSOURCE MATERIALS INC. ANNUAL INFORMATION FORM For the year ended June 30, 2021

The total Measured and Indicated Resource is estimated at 100.37 Mt, grading at 6.27% C. Additionally, an Inferred Resource of 40.91 Mt, grading at 5.78% C is stated. When compared to the November 2012 resource statement (Hancox and Subramani, 2013), this shows a 13.7% increase in tonnage, a 3.4 % decrease in grade, and a 9.8% increase in graphite content. The reason for the increase in tonnage is due to the 2014 drilling on the previously untested north eastern limb of the deposit, which added additional new resources. Additionally, 23.62 Mt, grading at 6.32% Carbon, have been upgraded by infill drilling from the Indicated to Measured Resource category.

1.21.2 Mining

Maiden mineral reserves of 22 300 000 tonnes have been declared for the Molo 2019 720ktpa (Phase 2) FS at an average grade of 7.0% and based on the information contained in the FS, it is possible to economically mine this deposit.

1.21.3 Tailings

Due to the substantially reduced tonnages for the project as envisaged, tailings will be dried and co-disposed with the waste rock generated as part of the open cast mining. Despite this co-disposal approach, a detailed design has been completed, complete with environmental and social impact assessment and closure to allow for the upgrade to a more conventional, cyclone facility, should the throughput be increased during the life of the mine with an expansion to Phase 2 production. This approach has been pursued to ensure that sufficient flexibility is built into the project development strategy to accommodate the anticipated increase in market demand.

1.21.4 Risks

In addition to the qualitative risk assessment completed during the Molo 2015 FS, a comprehensive HAZID study was completed as part of this Molo 2019 720ktpa (Phase 2) FS.

1.21.5 Permitting

The Mining and Environmental Permits have been obtained for the project, but supplementary sectoral permits will be required.

1.21.6 Metallurgical Test Work

Comprehensive metallurgical test programs culminated in a process flowsheet that is capable of treating the Molo ore using conventional and established mineral processing techniques.

Process risks associated with the variability with regards to metallurgical performance have been mostly mitigated through the addition of an upgrading circuit. The upgrading circuit treated the combined concentrate after the secondary cleaning circuit. Reduced flake degradation and an improved process flexibility may be obtained by employing separate upgrading circuits for the coarse and fine flakes.

1.22 Recommendations

1.22.1 Geology

No further recommendations.

1.22.2 Mining

The Project will allow for potential optimization of drilling and blasting designs during execution that could reduce operating costs slightly.

From a pure mining perspective, the Project is robust and provided reasonable levels of short-term planning are applied it should have very few challenges in delivering the required tonnages at the required grade to meet the production targets set out in this study.

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NEXTSOURCE MATERIALS INC. ANNUAL INFORMATION FORM For the year ended June 30, 2021

1.22.3 Metallurgical Test Work

The following recommendations are made for the detailed engineering stage:

•	Investigate the metallurgical impact of different attrition mill technologies such as stirred media mills or attrition scrubbers;

•	Evaluate a range of different grinding media (e.g. different size, shape, material) to determine if flake degradation can be reduced without affecting the concentrate grade;

•	Develop a grinding energy versus concentrate grade relationship for the best grinding media. This will allow a more accurate prediction of the required attrition mill grinding energy as a function of the final concentrate grade;

•	Conduct attrition mill vendor tests to aid in the sizing of the equipment;

•	Carry out vendor testing on graphite tailings using the optimized reagent regime proposed by the reagent supplier.

•	Complete a series of flotation tests on samples covering mine life intervals for the Molo 2019 720ktpa (Phase 2) FS pit design.

1.22.4 Recovery Methods

The process plant has been designed to easily optimize the final product grade, this is achieved by having two options in the attrition cleaning step. It is however recommended that additional laboratory test work be conducted to test the current plant configuration for treatment for higher feed grade material. Provision is to be made for attritioning circuit tailings to be recycled back into the process.

1.22.5 Infrastructure

The following are recommended prior to the detailed design stage:

•	Additional geotechnical investigations at the proposed new construction and permanent camp site, particularly at the location of the new potable water storage tanks

•

A detailed geotechnical investigation will need to be undertaken to identify and confirm suitable sources of concrete aggregate and concrete sand materials at the location of the project site. This testing will need to include for concrete material testing and the production of concrete trial mixes with the material identified

•

The geotechnical information will also need to confirm the suitability for construction of all the material to be excavated from the Return Water Dam. It is proposed that all the material excavated from the Return Water Dam is utilized in the works as processed fill material

•

Confirmation as to whether the material from the proposed borrow pit near Fotadrevo (which will be used to supply all fill material for the TSF starter wall construction) can be utilized as fill material, or if this material can be stabilized in some manner and used in the works

•

A detailed topographical survey will need to be undertaken of the proposed construction site, borrow pit areas and the access road between Fotadrevo and the mine site. This information is required prior to the final detailed design of the plant layout and associated earthworks

1.22.6 Water

The following is recommended during the detailed design phase:

•

Water quality and quantity data is required to provide a baseline for comparison once the Molo Mine is commissioned. To provide the necessary baseline data, regular ground and surface water quality monitoring must be carried out leading up to the date when the Molo Mine will be commissioned. Additionally, proposed monitoring boreholes must be installed. This also should include the installation of flow meters on relevant pipelines to verify the dynamic water balance with measured flow rates during operations.

•	The installation of a weather station on the Project site should be done as soon as possible.

•	Quantitative and predictive water balance, groundwater and geochemical analyses should be undertaken on regular intervals in order to update the water management plan.

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NEXTSOURCE MATERIALS INC. ANNUAL INFORMATION FORM For the year ended June 30, 2021

1.22.7 Environmental, Social

•

The installation of a suitable weather station at or as near as possible to the proposed project site, even before construction commences, is recommended. Accurate, local weather data is almost non-existent in Madagascar. This data will prove invaluable for model calibration, improvement in baseline understanding and for future energy supply options which could utilise wind and or solar power generation.

•	Clean and or renewable energy supply should be considered as a medium to long term target.

•	Appointment of a community representative and the establishment of a mandate to sensitize the local communities prior to any project activities.

•	Monitoring and auditing to commence at project preparation phase.

•	Compilation of Standard Operating Procedures for Environmental and Social aspects requiring direct management and intervention.

•

It is recommended that actual activity data, (e.g. kilometres travelled, or litres of diesel consumed) for a financial year is used when a GHG Assessment is being calculated. Given that this project involves an estimation of a future GHG assessment for activities yet to begin, a series of assumptions have been made in order to obtain the activity data required to undertake this calculation.

•	Community recruitment, skills development and training should begin at project preparation phase.

1.22.8 Permitting

•	Security of land tenure is a process and is estimated to take 6-9 months, thus this process should be commissioned as early as possible.

•	Application for all other necessary permits (water use, construction, mineral processing, transportation, export, labour and so forth should be undertaken.

•	Compilation of a comprehensive legal register.

•	Application for an amendment of the environmental approval would be required for the expansion to 720ktpa (Phase 2).

19.3 Flake Graphite Pricing

As an industrial mineral, flake graphite pricing is determined by three factors: 1) flake size, 2) carbon purity and 3) industry-specific technical attributes of the flakes (Benchmark, 2017a; Roskill, 2017). Flake sizing is broadly classified into four ranges: small (-100 mesh, or <75μm) medium (-80 to 100 mesh, or 75μm to 180μm), large (-50 to 80 mesh, or 180μm to 300μm), and extra-large or jumbo (+50 mesh, or >300μm). These flake sizes are in turn classified by carbon content (”C”), and are typically sold in ranges of 88-93% C, 94-95% C, and 95-97% C. The specific technical attributes of the flakes are then defined by end-user parameters such as expansion coefficient, thermal and electrical conductivity, and charge-discharge stability and efficiency. As the technical parameters sought by end-users are proprietary to their processes, pricing is not publicly available. There are however subscription pricing services that provide monthly graphite pricing for various flake sizes and carbon purities based upon input from graphite purchasers. Figure 86 identifies the average monthly flake graphite pricing for the past 12 months as provided by Benchmark Mineral Intelligence (Benchmark, 2019).

Figure 86: Monthly Flake Graphite Pricing For Various Flake Sizes And Carbon Contents (Benchmark, 2019).

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NEXTSOURCE MATERIALS INC. ANNUAL INFORMATION FORM For the year ended June 30, 2021

As Table 43 illustrates, the final flake graphite concentrate from the Molo deposit metallurgical work yielded material ranging from 96.9% C to 98.1% C. Table 43 summarizes FOB China flake graphite pricing from Benchmark (2019) over the past 12 months for material with a carbon content ranging between 96-97% C.

Table 43: 12 Month Flake Graphite Pricing With Carbon Contents Between 96-97% C And On A Fob China Basis.

Using the flake size distribution arrived at from metallurgical testing (Table 26) with the average pricing as identified in Table 43, yields a 12 month average “basket price” of US $1207.55 for Molo graphite as per Table 44 below.

Table 44: Average 12 Month (March 2018 Through March 2019) Flake Graphite Pricing For Molo Distribution.

Further details regarding the Molo Graphite Project, incorporated by reference, is the Molo Feasibility Study dated May 31, 2019 technical report that has been filed under the Company’s profile and on SEDAR at www.sedar.com, and is posted on NextSource’s website at www.nextsourcematerials.com. Please see “Molo Feasibility Study, National Instrument 43-101 Technical Report on the Molo Graphite Project located near the village of Fotadrevo in the Province of Toliara, Madagascar Prepared by Erudite Strategies (Pty) Ltd” dated May 31, 2019 for certain other details and assumptions relating to the above mineral resource and reserve estimates and data verification procedures.

The 2019 Feasibility Study was prepared in accordance with National Instrument 43-101 standards by Mr. Johann de Bruin, Pr. Eng. Mr. de Bruin is the Qualified Person who verified the technical data using industry acceptable standards and signed off on the relevant sections in the 43-101 report filed on SEDAR.

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NEXTSOURCE MATERIALS INC. ANNUAL INFORMATION FORM For the year ended June 30, 2021

5. VALUE-ADDED MATERIAL PROCESSING FACILITY

The Company is currently evaluating the construction of value-added processing facilities that can convert flake graphite into spheronized and purified graphite (“SPG”) and coated spheronized graphite (“CSPG”). The coated spheronized purified graphite is then sold to battery manufacturers, where it is rolled into an anode and is assembled with other components into a finished battery. The following is a representation of a conversion process and the typical battery with the approximate composition of the primary components:

The SPG and CSPG produced from the value-added processing facilities can be sold at significantly greater prices per tonne than flake graphite. Transactions in the SPG and CSPG market are generally based on private negotiations between buyers and sellers, as a result there is no spot or forward market. Research companies such as Benchmark and Roskill estimate current and historical pricing based on their proprietary market research and publish forward estimates for select grades and product types. According to Roskill, the average price of CSPG imported into China in 2019 and 2020 were USD$7,157 per tonne and USD$7,307 per tonne, respectively.

On April 12, 2021, the Company announced a binding partnership agreement to construct and operate its own turnkey spheronized and purified graphite ("SPG") production facility. SPG is a key component of lithium-ion batteries such as those used in electric vehicle (“EV”) and hybrid vehicle applications. The partnership involves Japanese and Chinese companies that currently operate their own SPG and CSPG facilities that provide SPG and CSPG to leading Japanese lithium-ion battery makers that are within the supply chains of Tesla and other major EV automotive companies.

•

The Chinese partner will design and develop the process flowsheets, source all necessary graphite processing equipment, and will provide all the necessary training and operational know-how necessary for the production SPG material. In return, the Chinese partner will receive a 3% licensing fee based on the total annual sales value of anode material sold.

•

The Japanese partner will leverage its sales relationships and will act as NextSource’s exclusive agent for sales, marketing and trading of battery (graphite) anode material sold to OEM anode suppliers and to OEMs directly. In return, the Japanese partner will receive a 5% sales commission based on the total annual sales value of anode battery material sold.

The Company is currently working with its partners to determine the initial production capacity and will complete a technical study to determine capital and operating costs based on proposed locations. Proposed locations for the value-added facility include South Africa, Europe, or North America.

Construction of one or more of these SPG production facilities will be subject to obtaining a positive technical study and securing sufficient funding for construction and initial working capital. Completion of the technical report is expected in late 2021 with a construction decision in early 2022. Construction of the first value-added production facility could begin in mid-2022 followed by commissioning in late 2022.

6. MINERAL EXPLORATION PROJECTS

Green Giant Vanadium Project, Province of Toliara, Madagascar

Overview and Project Plan

The Green Giant Vanadium Project is located 15 kilometres from the Molo Graphite Project and hosts a large sedimentary-hosted vanadium deposit.

Since early 2012, the Company has focused its efforts on the Molo Graphite Project and as such only limited work has been completed on the Green Giant Vanadium Project since that time.

The Company plans to complete additional metallurgical evaluation of the property during the next 12 months to establish a mineral processing flow sheet.

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NEXTSOURCE MATERIALS INC. ANNUAL INFORMATION FORM For the year ended June 30, 2021

Royalty

On June 28, 2021, the Company received the royalty funding from Vision Blue for the construction of the Molo Graphite Mine. As part of the royalty agreement, Vision Blue will receive a royalty of 1.0% of the gross revenues from sales of vanadium pentoxide (“V2O5”) from the Green Giant Vanadium Project for a period of 15 years following commencement of production of V2O5.

History

In 2007, the Company entered into a joint venture agreement with Madagascar Minerals and Resources SARL ("MMR") to acquire a 75% interest in the Green Giant property. Pursuant to the agreement, the Company paid $765,000 in cash, issued 250,000 common shares and issued 100,000 common share purchase warrants, which have now expired.

On July 9, 2009, the Company acquired the remaining 25% interest by paying $100,000. MMR retains a 2% NSR. The first 1% NSR can be acquired at the Company's option by paying $500,000 in cash or common shares and the second 1% NSR can be acquired at the Company’s option by paying $1,000,000 in cash or common shares.

The Green Giant property is located within exploration permits issued by the Bureau de Cadastre Minier de Madagascar (“BCMM”) pursuant to the Mining Code 1999 (as amended) and its implementing decrees. The Green Giant property exploration permits are currently held under the name of our Madagascar subsidiary.

Exploration and Evaluation

A comprehensive diamond-drill program confirmed five vanadium-bearing trends on the property. The Jaky and Manga trends were deemed the most prospective and were the focus of the 2009 and 2010 drill programs. The complete exploration program included of 131 diamond drill holes totalling 21,957 metres, 140 trenches totalling 17,105 metres, 11,035 soil samples and 7,843-line kilometres of airborne surveys.

The exploration work resulted in a National Instrument 43-101 compliant (NI 43-101) resource estimate dated January 14, 2011.

Mineral Resource Estimate

The current mineral resource estimate for the Green Giant Project is summarised below consisting of the resource categories, the tonnage, the vanadium grade (“V2O5%”) and the contained vanadium (“V2O5”) pounds. A cut-off grade of 0.5% V2O5 was used. The mineral resources are classified in the Indicated and Inferred categories as defined by the Canadian Institute of Mining, Metallurgy and Petroleum definition standards.

Classification	Tonnage (Mt)	Grade (V2O5%)	V2O5 (million pounds)
Indicated	49.5	0.693%	756.3
Inferred	9.7	0.632%	134.5

Readers are cautioned to refer to the technical study for certain other details and assumptions relating to the above mineral resource and reserve estimates and data verification procedures.

The Technical Report for the Green Giant Project has been filed under the Company’s profile and on SEDAR at www.sedar.com, and is posted on NextSource’s website at www.nextsourcematerials.com. Please see “Green Giant Project, Fotadrevo, Province of Toliara, Madagascar, Technical Report Update NI 43-101. Prepared by AGP Mining Consultants” dated January 14, 2011 for certain other details and assumptions relating to the above mineral resource estimates and data verification procedures.

Sagar Project, Labrador Trough Region, Quebec, Canada

Overview and Project Plan

In 2006, the Company purchased from Virginia Mines Inc. ("Virginia") a 100% interest in 369 claims located in northern Quebec, Canada. Virginia retains a 2% net smelter royalty ("NSR") on certain claims within the property. Other unrelated parties also retain a 1% NSR and a 0.5% NSR on certain claims within the property, of which half of the 1% NSR can be acquired by the Company by paying $200,000 and half of the 0.5% NSR can be acquired by the Company by paying $100,000.

Since early 2012, the Company has focused its efforts on the Molo Graphite Project and as such only minimal work has been completed on the Sagar Property since that time.

As of June 30, 2021, the Sagar property consisted of 184 claims covering a total area of 8,539.58 ha.

The Company does not have any immediate plans to complete any further exploration on this property.

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NEXTSOURCE MATERIALS INC. ANNUAL INFORMATION FORM For the year ended June 30, 2021

7. SUSTAINABLE DEVELOPEMNT AND ENVIRONMENTAL POLICIES

The Company is committed to the health and safety of our workers and communities, the protection of the environment, and to the rights, culture and development of the local communities in which it operates.

The Company is in the process of incorporating health, safety and environmental sustainability into all aspects and stages of its business, from corporate objectives to mine development, exploration and evaluation activities, day-to-day operations and site closure. The Company has created an Environmental, Social and Governance (“ESG”) Committee for the Board of Directors (the “ESG Committee”), which is currently developing a “Sustainable Development Policy” for the Company.

The Company is evaluating but has not adopted the requirements of the Mining Association of Canada’s industry leading Towards Sustainable Mining Initiative (the “TSM Initiative”), as well as the Global Reporting Initiative’s sustainability reporting guidelines for the mining industry (the “GRI Reporting Guidelines”). The TSM Initiative helps mining companies evaluate the quality, comprehensiveness and robustness of their management systems, tailings management, biodiversity management, health and safety, indigenous and community relations, prevention of child and forced labour, and water stewardship. The GRI Reporting Guidelines consist of principles for defining report content and ensuring the quality of reported information.

The Company’s exploration activities and mining and processing operations are subject to state, federal, provincial, territorial, regional and local environmental laws and regulations in the jurisdictions in which the Company’s activities and facilities are located. These include the requirements for planning and implementing the closure and reclamation of mining properties and related financial assurance.

As part of the advancement of the Molo Graphite Mine project, the Company completed a comprehensive Environmental and Social Impact Assessment ("ESIA") in 2018, which was developed to local Madagascar (“Malagasy”), Equator Principles, World Bank and International Finance Corporation (“IFC”) standards.

On April 11, 2019, the Company announced it had received the Global Environmental Permit for the Molo Graphite Mine from the Madagascar Ministry of Environment’s Office National pour l'Environnement (the National Office for the Environment; or “ONE”). This follows the completion of the Environmental & Social Impact Assessment (“ESIA”) and Relocation Action Plan (“RAP”) to International Finance Corporation (IFC) performance standards and World Bank standards, the completion of local and regional stakeholder and community engagement, and the completion of negotiations and signed agreements with all potentially affected land occupants to accept compensation for any affected crops and grazing land and relocation if needed.

8. RISK FACTORS

The Company manages risks inherent to its business and has procedures to identify and manage significant operational and financial risks. The reader is cautioned to carefully review the risk factors identified below in addition to the risk factors disclosed in our financial statements for the year ended June 30, 2021 and our most recent MD&A.

Any such risk factors could materially affect the Company’s business, financial condition and/or future operating results and prospects and could cause actual events to differ materially from those described in forward-looking statements and information relating to the Company. Additional risks and uncertainties not currently identified by the Company or that the Company currently believes not to be material also may materially and adversely affect the Company’s business, financial condition, operations or prospects.

Uncertainty due to the Covid-19 Pandemic

The impact of COVID-19 on the Company has been limited since it does not have any active exploration programs and construction activities related to the Molo Graphite Mine have mainly focused on the assembly of the processing plant off-shore by our EPC contractor. Certain of our directors, officers, employees, consultants, and contractors have been indirectly impacted by intermittent lockdowns that have been imposed in Canada, Madagascar, Mauritius and in South Africa.

The Company has tried to incorporate the impact COVID-19 outbreaks and intermittent lockdowns into the development plans for the Molo Graphite Mine. Notwithstanding, intermittent lockdowns have the potential to cause unforeseen delays in the plant assembly and delivery schedule, as well as with mine site works construction schedule. It is not possible for the Company to predict the duration or magnitude of adverse impacts from further outbreaks and predict the effects on the Company’s business or results of operations.

The duration and full financial effect of the COVID-19 pandemic is unknown at this time, as are the measures taken by governments, the Company or others related to the COVID-19 pandemic. Any estimate of the length and severity of these developments is therefore subject to significant uncertainty, and accordingly estimates of the extent to which the COVID-19 pandemic may materially and adversely affect the Company’s operations, financial results and condition in future periods are also subject to significant uncertainty.

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NEXTSOURCE MATERIALS INC. ANNUAL INFORMATION FORM For the year ended June 30, 2021

Inputs and assumptions relate to, among other things, interest rates, foreign exchange rates, cost of capital, commodity prices, and the amount and timing of future cash flows, while accounting judgments take into consideration the business and economic uncertainties related to the COVID-19 pandemic and the future response of governments, the Company and others to those uncertainties. In the current environment, the inputs and assumptions and judgements are subject to greater variability than normal, which could in the future significantly affect judgments, estimates and assumptions made by management as they relate to potential impact of the COVID-19 pandemic on various financial accounts and note disclosures and could lead to a material adjustment to the carrying value of the assets or liabilities affected. The impact of current uncertainty on judgments, estimates and assumptions includes the Company’s valuation of the long-term assets (including the assessment for impairment and impairment reversal), estimation of reclamation provisions, estimation of mineral reserves and mineral resources, and estimation of income and mining taxes. Actual results may differ materially from these estimates.

Development projects are uncertain, and it is possible that actual capital and operating costs and economic returns will differ significantly from those estimated for a project prior to production.

Mine development projects, including the Molo Graphite Mine, require significant expenditures during the development phase before production is possible.

Development projects are subject to the completion of successful feasibility studies and environmental assessments, issuance of necessary governmental permits and availability of adequate financing. The economic feasibility of development projects is based on many factors such as: estimation of capital mineral reserves, anticipated recoveries, environmental considerations and permitting, future commodity prices, and anticipated capital and operating costs of these projects. It is not unusual in new mining operations to experience unexpected problems during the start-up phase, and delays can often occur at the start of production.

Particularly for development projects, mineral reserve estimates, sustaining costs and cash operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies that derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of metals from the ore, estimated operating costs, anticipated climatic conditions and other factors. As a result, it is possible that actual capital and operating costs and economic returns will differ significantly from those currently estimated for a project prior to production.

Any of the following events, among others, could affect the profitability or economic feasibility of the Molo Graphite Mine: unanticipated changes in grade and tonnes of material to be mined and processed, unanticipated adverse geological conditions, unanticipated recovery problems, incorrect data on which engineering assumptions are made, availability and costs of labor, costs of processing, availability of economic sources of power, adequacy of water supply, availability of surface on which to locate processing facilities, adequate access to the site, unanticipated transportation costs, government regulations (including regulations with respect to prices, royalties, duties, taxes, permitting, restrictions on production, quotas on exportation of minerals, environmental), fluctuations in commodity prices, accidents, labor actions, the availability and delivery of critical equipment, successful commissioning and start-up of operations, including the achievement of designed plant recovery rates and force-majeure events.

The Molo Graphite Mine has not yet been built and accordingly has no operating history upon which to base estimates of future production and cash operating costs. The price of graphite can fluctuate significantly on a month-to-month and year-to-year basis. Declining graphite prices can impact operations by forcing a reassessment of the feasibility of the Molo Graphite Mine.

It is likely that actual results for the Molo Graphite Mine will differ from current estimates and assumptions, and these differences may be material. In addition, experience from actual mining or processing operations may identify new or unexpected conditions that could reduce production below, or increase capital or operating costs above, current estimates. If actual results are less favorable than currently estimated, the Company’s business, results of operations, financial condition and liquidity could be materially adversely affected.

The Company’s development and exploration projects are in the African country of Madagascar and are subject to country political and regulatory risks.

A new president of Madagascar was inaugurated in January 2019 following democratic elections. The Company is actively monitoring the political climate in Madagascar and continues to hold meetings with new representatives of the government and the Ministries in charge of mining. Depending on future actions taken by the newly elected government, or any future government, the Company’s business operations could be impacted.

Companies in the mining and metals sector continue to be targeted to raise government revenue, particularly as governments struggle with deficits and concerns over the effects of depressed economies. Many governments are continually assessing the fiscal terms of the economic rent for mining companies to exploit resources in their countries.

The government of Madagascar has granted mining claims, permits, and licenses that will enable us to conduct anticipated operations or exploration and development activities. Notwithstanding, these arrangements, the Company’s ability to conduct operations, exploration and/or development activities at any of its properties is subject to obtaining and/or renewing permits or concessions, changes in laws or government regulations or shifts in political attitudes beyond its control.

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NEXTSOURCE MATERIALS INC. ANNUAL INFORMATION FORM For the year ended June 30, 2021

Any adverse developments to the political and regulatory situation in Madagascar could have a material effect on the Company’s business, results of operations and financial condition. The Company’s operations may also be affected in varying degrees by terrorism; military conflict or repression; crime; populism; activism; labour unrest; attempts to renegotiate or nullify existing concessions, licenses, permits and contracts; unstable or unreliable legal systems; changes in fiscal regimes including taxation, and other risks arising out of sovereignty issues.

The Company does not currently carry political risk insurance covering its investments in Madagascar. It may not be possible for investors to enforce judgments in Canada against a loss suffered on the Company’s assets and operations in Madagascar.

Economic dependence on the Molo Graphite Mine.

The Company’s principal mineral property is the Molo Graphite Mine. As a result, unless the Company acquires or develops any additional material properties or projects, any adverse developments affecting this project or our rights to develop the Molo Graphite Mine could materially adversely affect the Company’s business, financial condition and results of operations.

Additional permits and licenses are necessary to complete the development of the Molo Graphite Mine.

The Company successfully converted its exploration permit for the Molo Graphite Mine into a mining permit. However, the Company requires additional permits necessary to construct and operate the mine, including water use, construction, mineral processing, transportation, export, and labour. Applications for these additional permits and licenses will be undertaken in due course at the appropriate time.

The Company cannot provide any assurance as to the timing of the receipt of any of the additional permits and licenses necessary to initiate construction of the mine.

Fluctuations in the market price of graphite and other metals may adversely affect and the value of the Company’s securities, revenue projections and the ability of the Company to develop Phase 2 of the Molo Graphite Mine.

The value of the Company’s securities may be significantly affected by the market price of graphite and other metals, which are cyclical and subject to substantial price fluctuations. Market prices can be affected by numerous factors beyond the Company’s control, including levels of supply and demand for a broad range of industrial products, economic growth rates of various international economies, expectations with respect to the rate of inflation, the relative strength of various currencies, interest rates, speculative activities, global or regional political or economic circumstances. The Chinese market is a significant source of global demand for commodities, including graphite. Chinese demand has been a major driver in global commodities markets for a number of years and recent reductions in Chinese demand have adversely affected prices for graphite. A slowing in China’s economic growth could result in even lower prices and could negatively impact the value of the Company’s securities. Excess global supply of graphite could result in a decrease in the price of graphite and other metals, which could adversely impact the projected revenues from the Molo Graphite Mine. Prolonged decreases in the price of graphite or other metals could adversely impact the ability of the Company to proceed with the development of Phase 2 of the Molo Graphite Mine.

Estimates of mineral resources and mineral reserves may not be realized.

Mineral resource and mineral reserve estimates are only estimates and no assurance can be given that any particular level of recovery of minerals will be realized or that an identified mineral resource will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. The Company relies on laboratory-based recovery models to project estimated ultimate recoveries by mineral type. There can be no assurance that mineral recovery in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations. Actual recoveries may exceed or fall short of projected laboratory test results. In addition, the grade of mineralization ultimately mined may differ from the one indicated by the drilling results and the difference may be material. Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations, inaccurate or incorrect geologic, metallurgical or engineering work, and work interruptions, among other things. Short term factors, such as the need for an orderly development of deposits or the processing of new or different grades, may have an adverse effect on mining operations or the results of those operations. Material changes in mineral reserves or mineral resources, grades, waste-to-ore ratios or recovery rates may affect the economic viability of projects. The estimated mineral reserves and mineral resources should not be interpreted as assurances of mine life or of the profitability of future operations

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NEXTSOURCE MATERIALS INC. ANNUAL INFORMATION FORM For the year ended June 30, 2021

The Company may not have access to sufficient capital to develop Phase 2 of the Molo Graphite Mine and value-added processing facilities.

The Company has limited capital, which is sufficient to complete construction of Phase 1 of the Molo Graphite Mine but is insufficient to complete construction of Phase 2 of the Molo Graphite Mine and construction of value-added processing facilities. The Company ability to develop Phase 2 of the Molo Graphite Mine and value-added processing facilities will depend primarily on its ability to obtain additional capital in the form of private or public equity or debt financing. There is no assurance that the Company will secure sufficient financing, or the Company may be unable to locate and secure capital on terms and conditions that are acceptable to the Company. Any equity financing may have a dilutive effect on the value of the Company securities. Any debt financing, if available, may involve financial covenants which limit operations and could be secured against all of the Company’s assets. If the Company cannot obtain additional capital, the Company may not be able to complete the development of Phase 2 of the Molo Graphite Mine and value-added processing facilities, which could have a material adverse effect on the business, operating results and financial condition of the Company.

The Company has a limited operating history and expects to incur operating losses for the foreseeable future.

The Company has principally operated as a mineral exploration company since incorporation and has just received its first mining permit. There are numerous difficulties normally encountered by mineral exploration and development companies, and these companies experience a high rate of failure.

The Company has not earned any revenues has not been profitable. It is anticipated that the Company will continue to report negative operating cash flow in future periods, likely until after the Molo Graphite Mine generates recurring revenues from being placed into production of which there is no assurance. The Company has no history upon which to base any assumption as to the likelihood that the business will prove successful, and the Company can provide no assurance to investors that it will generate any operating revenues or ever achieve profitable operations.

Due to the speculative nature of mineral property exploration, there is substantial risk that the Company’s assets will not go into commercial production and the business will fail.

Exploration for minerals is a speculative venture involving substantial risk. The Company cannot provide investors with any assurance that the Company’s claims and properties will ever enter into commercial production. The exploration work that the Company has completed on the Molo Graphite Mine claims may not result in the commercial production of graphite. The exploration work that the Company has completed on the Green Giant Vanadium Project may not result in the commercial production of vanadium or other minerals.

Mining companies are increasingly required to consider and provide benefits to the communities and countries in which they operate, and are subject to extensive environmental, health and safety laws and regulations.

As a result of public concern about the real or perceived detrimental effects of economic globalization and global climate impacts, businesses generally, and large multinational corporations in natural resources industries, face increasing public scrutiny of their activities. These businesses are under pressure to demonstrate that, as they seek to generate satisfactory returns on investment to shareholders, other stakeholders, including employees, governments, communities surrounding operations and the countries in which they operate, benefit and will continue to benefit from their commercial activities. Such pressures tend to be particularly focused on companies whose activities are perceived to have a high impact on their social and physical environment. The potential consequences of these pressures include reputational damage, legal suits, increasing social investment obligations and pressure to increase taxes and royalties payable to governments and communities.

In addition, the Company’s ability to successfully obtain key permits and approvals to explore for, develop and operate mines and to successfully operate in communities around the world will likely depend on the Company’s ability to develop, operate and close mines in a manner that is consistent with the creation of social and economic benefits in the surrounding communities, which may or may not be required by law. The Company’s ability to obtain permits and approvals and to successfully operate in particular communities may be adversely impacted by real or perceived detrimental events associated with the Company’s activities or those of other mining companies affecting the environment, human health and safety of communities in which the Company operates. Delays in obtaining or failure to obtain government permits and approvals may adversely affect the Company’s operations, including its ability to explore or develop properties, commence production or continue operations. Key permits and approvals may be revoked or suspended or may be varied in a manner that adversely affects the Company’s operations, including its ability to explore or develop properties, commence production or continue operations.

The Company’s business operations are subject to extensive laws and regulations governing worker health and safety and land use and the protection of the environment, which generally apply to air and water quality, protection of endangered, protected or other specified species, hazardous waste management and reclamation. The Company has made, and expect to make in the future, significant expenditures to comply with such laws and regulations. Compliance with these laws and regulations imposes substantial costs and burdens, and can cause delays in obtaining, or failure to obtain, government permits and approvals which may adversely impact the Company’s closure processes and operations.

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NEXTSOURCE MATERIALS INC. ANNUAL INFORMATION FORM For the year ended June 30, 2021

Because of the inherent dangers involved in mineral exploration, there is a risk that the Company may incur liability or damages as the Company conducts business.

The search for valuable minerals involves numerous hazards. As a result, the Company may become subject to liability for such hazards, including pollution, cave-ins and other hazards against which the Company cannot, or may elect not, to insure against. The Company currently has no such insurance, but management intends to periodically review the availability of commercially reasonable insurance coverage. If a hazard were to occur, the costs of rectifying the hazard may exceed the Company’s asset value and cause us to liquidate all of its assets.

The Company’s operations are subject to environmental regulations, which could result in additional costs and operational delays. Environmental legislation is evolving in a manner that may require stricter standards, and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors, and employees. There is no assurance that any future changes in environmental regulation will not negatively affect the Company’s projects.

The Company has no insurance for environmental problems.

Insurance against environmental risks, including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production, has not been available generally in the mining industry. The Company has no insurance coverage for most environmental risks. In the event of a problem, the payment of environmental liabilities and costs would reduce the funds available to us for future operations. If the Company’s is unable to full pay for the cost of remedying an environmental problem, the Company might be required to enter into an interim compliance measure pending completion of the required remedy.

Should the Company lose the services of key executives, the Company’s financial condition and proposed expansion may be negatively impacted.

The Company depends on the continued contributions of the Company’s executive officers to work effectively as a team, to execute its business strategy and to manage its business. The loss of key personnel, or their failure to work effectively, could have a material adverse effect on its business, financial condition, and results of operations. Specifically, the Company relies on Craig Scherba, the President and Chief Executive Officer and Marc Johnson, the Chief Financial Officer.

The Company does not maintain key man life insurance. Should the Company lose any or all of their services and the Company is unable to replace their services with equally competent and experienced personnel, the Company’s operational goals and strategies may be adversely affected, which will negatively affect potential revenues.

Because access to the Company’s properties may be restricted by inclement weather or proper infrastructure, its exploration programs are likely to experience delays.

Access to most of the properties underlying the Company’s claims and interests is restricted due to their remote locations and because of weather conditions. Some of the Company’s properties are only accessible by air. As a result, any attempts to visit, test, or explore the property are generally limited to those periods when weather permits such activities. These limitations can result in significant delays in exploration efforts, as well as mining and production efforts in the event that commercial amounts of minerals are found. This could cause the Company’s business to fail.

Climate change and related regulatory responses may impact the Company’s business.

Climate change as a result of emissions of greenhouse gases is a current topic of discussion and may generate government regulatory responses in the near future. It is impracticable to predict with any certainty the impact of climate change on the Company’s business or the regulatory responses to it, although the Company recognizes that they could be significant. However, it is too soon for us to predict with any certainty the ultimate impact, either directionally or quantitatively, of climate change and related regulatory responses.

To the extent that climate change increases the risk of natural disasters or other disruptive events in the areas in which the Company operates, the Company could be harmed. While the Company maintains rudimentary business recovery plans that are intended to allow us to recover from natural disasters or other events that can be disruptive to the Company’s business, its plans may not fully protect us from all such disasters or events.

Compliance with changing regulation of corporate governance and public disclosure will result in additional expenses and pose challenges for management.

The Company’s management team needs to devote significant time and financial resources to comply with both existing and evolving standards for public companies, which will lead to increased general and administrative expenses and a diversion of management time and attention from revenue generating activities to compliance activities.

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NEXTSOURCE MATERIALS INC. ANNUAL INFORMATION FORM For the year ended June 30, 2021

Tax risks.

Changes in tax laws or tax rulings could materially affect the Company’s financial position and results of operations. Changes to, or differing interpretations of, taxation laws or regulations in Canada, Madagascar, the United States of America, or any of the countries in which the Company’s assets or relevant contracting parties are located could result in some or all of the Company’s profits being subject to additional taxation or other tax liabilities being applicable to the Company or its subsidiaries. Taxation laws are complex, subject to differing interpretations and applications by the relevant tax authorities. In particular, the tax treatment relating to the Company’s corporate redomicile from the US to Canada is complex. There is no assurance that new taxation rules or accounting policies will not be enacted or that existing rules will not be applied in a manner which could result in the Company’s profits being subject to additional taxation or which could otherwise have a material adverse effect on profitability, results of operations, financial condition and the trading price of the Company’s securities. Additionally, the introduction of new tax rules or accounting policies, or changes to, or differing interpretations of, or application of, existing tax rules or accounting policies could make investments in or by the Company less attractive to counterparties. Such changes could adversely affect the Company’s ability to raise additional funding or make future investments.

Because from time to time the Company holds a significant portion of cash reserves in Canadian dollars, the Company may experience losses due to foreign exchange translations.

From time to time the Company holds a significant portion of cash reserves in Canadian dollars. Due to foreign exchange rate fluctuations, the value of these Canadian dollar reserves can result in translation gains or losses in U.S. dollar terms. If there was a significant decline in the Canadian dollar versus the U.S. dollar, the Company’s converted Canadian dollar cash balances presented in U.S. dollars on its balance sheet would significantly decline. If the US dollar significantly declines relative to the Canadian dollar the Company’s quoted US dollar cash position would significantly decline as it would be more expensive in US dollar terms to pay Canadian dollar expenses. The Company has not entered into derivative instruments to offset the impact of foreign exchange fluctuations. In addition, certain of the Company’s ongoing expenditures are in South African Rand, Madagascar Ariary and Euros requiring us to occasionally hold reserves of these foreign currencies with a similar risk of foreign exchange currency translation losses.

The Company’s business is subject to anti-corruption and anti-bribery laws, a breach or violation of which could lead to civil and criminal fines and penalties, loss of licenses or permits and reputational harm.

The Company operates in certain jurisdictions that have experienced governmental and private sector corruption to some degree, and, in certain circumstances, strict compliance with anti-bribery laws may conflict with certain local customs and practices. Anti-corruption and anti-bribery laws in certain jurisdictions generally prohibit companies and their intermediaries from making improper payments for the purpose of obtaining or retaining business or other commercial advantage. The Company’s corporate policies mandate compliance with these anti-bribery laws, which often carry substantial penalties. There can be no assurance that the Company’s internal control policies and procedures always will protect it from recklessness, fraudulent behavior, dishonesty or other inappropriate acts committed by the Company’s affiliates, employees or agents. As such, the Company’s corporate policies and processes may not prevent all potential breaches of law or other governance practices. Violations of these laws, or allegations of such violations, could lead to civil and criminal fines and penalties, litigation, and loss of operating licenses or permits, and may damage the Company’s reputation, which could have a material adverse effect on its business, financial position and results of operations or cause the market value of the Common Shares to decline.

The Company is exposed to general economic conditions, which could have a material adverse impact on its business, operating results and financial condition.

Recently there have been adverse conditions and uncertainty in the global economy as the result of unstable global financial and credit markets, inflation, and recession. These unfavorable economic conditions and the weakness of the credit market may continue to have, an impact on the Company’s business and the Company’s financial condition. The current global macroeconomic environment may affect the Company’s ability to access the capital markets may be severely restricted at a time when the Company wishes or needs to access such markets, which could have a materially adverse impact on the Company’s flexibility to react to changing economic and business conditions or carry on operations.

The market price for the Common Shares is particularly volatile given the Company’s status as a company with a small public float, limited operating history and lack of profits which could lead to wide fluctuations in the market price for the Common Shares.

The market price for the Common Shares is characterized by significant price volatility when compared to seasoned issuers, and the Company expects that its share price will continue to be more volatile than a seasoned issuer. Such volatility is attributable to a number of factors. First, the Common Shares, at times, are thinly traded. As a consequence of this lack of liquidity, the trading of relatively small quantities of Common Shares by shareholders may disproportionately influence the price of those Common Shares in either direction. The price for the Common Shares could, for example, decline precipitously in the event that a large number of Common Shares are sold on the market without commensurate demand, as compared to a seasoned issuer which could better absorb those sales without adverse impact on its share price. Second, the Company is a speculative or “risky” investment due to the Company’s limited operating history, lack of profits to date and uncertainty of future market acceptance for the Company’s potential products. As a consequence, more risk-adverse investors may, under the fear of losing all or most of their investment in the event of negative news or lack of progress, be more inclined to sell their shares on the market more quickly and at greater discounts than would be the case with the stock of a seasoned issuer. Many of these factors are beyond the Company’s control and may decrease the market price of the Common Shares, regardless of the Company’s performance. The Company cannot make any predictions as to what the prevailing market price for the Common Shares will be at any time or as to what effect that the sale of Common Shares or the availability of Common Shares for sale at any time will have on the prevailing market price.

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NEXTSOURCE MATERIALS INC. ANNUAL INFORMATION FORM For the year ended June 30, 2021

Securities of small-cap and mid-cap companies have experienced substantial volatility in the recent past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries. The price of the Common Shares is also likely to be significantly affected by short-term changes in graphite prices and demand, the U.S. dollar, the Malagasy ariary, the Canadian dollar, and the Company’s financial condition or results of operations as reflected in its financial statements. Other factors unrelated to the performance of the Company that may have an effect on the price of the Common Shares include the following: the extent of analytical coverage available to investors concerning the Company’s business may be limited if investment banks with research capabilities do not follow the Company’s securities; lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of Common Shares; the size of the Company’s public float may limit the ability of some institutions to invest in its securities; and a substantial decline in the price of the Common Shares that persists for a significant period of time could cause its securities, if listed on an exchange, to be delisted from such exchange, further reducing market liquidity.

As a result of any of these factors, the market price of the Common Shares at any given point in time may not accurately reflect the long-term value of the Company. Class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

The Company does not intend to pay dividends in the foreseeable future.

The Company does not anticipate paying cash dividends in the foreseeable future. The Company may not have sufficient funds to legally pay dividends. Even if funds are legally available to pay dividends, the Company may nevertheless decide, in its sole discretion, not to pay dividends. The declaration, payment and amount of any future dividends will be made at the discretion of the board of directors, and will depend upon, among other things, the results of the Company’s operations, cash flows and financial condition, operating and capital requirements, and other factors the board of directors may consider relevant. There is no assurance that the Company will pay any dividends in the future, and, if dividends are paid, there is no assurance with respect to the amount of any such dividend.

9. DIVIDENDS AND DISTRIBUTIONS

The Company does not pay dividends and is unlikely to do so in the immediate or foreseeable future.

10. DESCRIPTION OF THE CAPITAL STRUCTURE

The Company’s common shares trade on the Toronto Stock Exchange (the “TSX”) under the symbol “NEXT” and the OTCQB under the symbol “NSRCF”. The Company’s common shares have no par value and the authorized share capital is composed of an unlimited number of common shares.

On May 20, 2021, the Company gave effect to a 1 for 10 consolidation of its common shares and all outstanding warrants, stock options and restricted share units. All of the per share amounts in the consolidated financial statements and this MD&A have been restated to give effect to the share consolidation on a retroactive basis.

As of June 30, 2021, the Company had:

•	98,184,260 common shares issued and outstanding (June 30, 2020: 53,649,481).
•

25,904,122 common share purchase warrants outstanding (June 30, 2020: 2,519,157) with a weighted average expiration of 1.77 years (June 30, 2020: 0.82 years), which are exercisable into 25,904,122 (June 30, 2020: 2,519,157) common shares at a weighted average exercise price of USD$0.78 (June 30, 2020: USD$0.70). All outstanding warrants vested on their respective issue dates.

•

2,780,000 stock options outstanding (June 30, 2020: 3,625,001) with a weighted average expiration of 2.15 years (June 30, 2020: 2.28), which are exercisable into 2,780,000 common shares (June 30, 2020: 3,625,001) at a weighted average exercise price of USD$1.73 (June 30, 2020: USD$0.67). All the outstanding stock options vested on their respective grant dates.

•

475,000 RSUs issued and outstanding (June 30, 2020: Nil) with a weighted average expiration of 1.40 years (June 30, 2020: nil) which entitle the holders to receive 475,000 common shares (June 30, 2020: nil) for no additional consideration subject to satisfying the vesting conditions.

On September 23, 2021, a total of 211,112 warrants priced at CAD$0.90 were exercised into 211,112 common shares for gross proceeds of $150,100.

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NEXTSOURCE MATERIALS INC. ANNUAL INFORMATION FORM For the year ended June 30, 2021

The following table sets out the maximum number of common shares that would be outstanding if all dilutive instruments outstanding as of the date of this AIF were exercised:

Common Shares Outstanding	98,395,372
Warrants	25,693,010
Stock options	2,780,000
Restricted Share Units (RSUs)	475,000
Fully Diluted Common Shares	127,343,382

11. MARKET FOR SECURITIES

Trading Price and Volume

The table below sets forth the high and low closing sale prices and volume of our common shares on the TSX for each month of the most recently completed financial year. Over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not necessarily represent actual transactions.

On May 20, 2021, the Company gave effect to a 1 for 10 consolidation of its common shares and all outstanding warrants, stock options and restricted share units. All of the per share amounts in the consolidated financial statements and this AIF have been restated to give effect to the share consolidation on a retroactive basis.

	TSX (in CAD$)
Month	High	Low	Volume
July 2020	$0.45	$0.35	6,460,190
August 2020	$0.45	$0.35	8,804,055
September 2020	$0.45	$0.30	8,076,020
October 2020	$0.80	$0.40	24,613,975
November 2020	$0.70	$0.45	19,512,910
December 2020	$0.95	$0.55	30,634,241
January 2021	$1.20	$0.65	24,500,761
February 2021	$5.30	$0.85	136,272,384
March 2021	$4.10	$2.70	38,001,727
April 2021	$3.40	$3.20	37,380,910
May 2021	$4.01	$3.65	14,214,423
June 2021	$3.66	$2.51	2,337,397

12. PRIOR SALES

The following table summarizes the issuance of unlisted securities of the Company during the year ended June 30, 2021.

Date of Issuance	Number/Type of Security	Issue/Exercise Price per Security
July 2, 2020	3,078,941 warrants	CAD$0.65 (1)
May 19, 2021	23,214,286 warrants	CAD$1.00 (2)
March 19, 2021	1,300,000 stock options	CAD$3.60 (3)
December 19, 2020	172,481 restricted share units	$Nil (4)
December 19, 2020	172,481 restricted share units	$Nil (5)
December 19, 2020	172,481 restricted share units	$Nil (6)
March 19, 2021	200,000 restricted share units	$Nil (7)
March 19, 2021	100,000 restricted share units	$Nil (8)
March 19, 2021	25,000 restricted share units	$Nil (9)
March 19, 2021	150,000 restricted share units	$Nil (10)

(1): Expiring on July 2, 2021

(2): Expiring on May 19, 2022

(3): Expiring on March 19, 2024

(4): Expiring on February 16, 2021, which vested on February 7, 2021

(5): Expiring on August 16, 2021, which vested on February 7, 2021

(6): Expiring on February 16, 2021, which vested on February 7, 2021

(7): Expiring on June 30, 2023, which are subject to certain vesting conditions

(8): Expiring on December 31, 2022, which are subject to certain vesting conditions

(9): Expiring on December 31, 2022, which are subject to certain vesting conditions

(10): Expiring on December 31, 2021, which vested on May 17, 2021

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NEXTSOURCE MATERIALS INC. ANNUAL INFORMATION FORM For the year ended June 30, 2021

13. SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

The following table sets out information on the securities of the Company that are, to the knowledge of the Company, subject to a contractual restriction on transfer.

Designation of Class	Number of Securities that are subject to contractual restriction on transfer	Percentage of class
Common Shares	40,769,080	41.4% of outstanding common shares
Warrants	23,723,731	92.3% of outstanding warrants
Stock Options	1,480,000	53.2% of outstanding options
Total Shares, Warrants and Options	64,337,811 (1)(2)	51.8% of fully-diluted common shares

(1): In connection with the Financing Package, on February 7, 2021, certain members of management and the Board at such date (being Craig Scherba, Marc Johnson, Brent Nykoliation, Robin Borley, Brett Whalen, Christopher Kruba, and David McNeely) entered into lock-in agreements whereby each individual cannot sell any of securities of the Company, except with the written consent of Vision Blue or according to the following schedule:

From February 7, 2021 to March 15, 2021: no sales were permitted

From March 16, 2021 to September 15, 2021: up to 20%

From September 16, 2021 to December 15, 2021: up to 40%

From December 16, 2021 to March 15, 2022: up to 60%

Thereafter: no restrictions

(2) In connection with the Financing Package, on February 7, 2021, Vision Blue entered into a lock-in agreement whereby Vision Blue cannot sell any of securities of the Company, except with the written consent of the Company or according to schedule noted above, on a partially-diluted basis.

14. DIRECTORS AND OFFICERS

The following are the directors and officers of the Company.

Name	Company Position	Principal Occupation (1)	Director Since	# and % of Common Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly (2)
Sir Mick Davis (London, UK)	Chair of the Board of Directors	CEO of Vision Blue Resources Limited	March 2021	35,214,286 (7) (35.8%)
Craig Scherba (6) (Oakville, ON, Canada)	Director, and President & Chief Executive Officer		January 2010	204,000 (0.2%)
Brett Whalen (3) (Markham, ON, Canada)	Director	Professional investor	July 2020	650,000 (0.7%)
Robin Borley (6) (Johannesburg, South Africa)	Director, and Chief Operating Officer		December 2013	831,785 (0.8%)
Christopher Kruba (3)(4)(5) (Windsor, ON, Canada)	Director	Vice-President and Senior Counsel of Nostrum Capital Corporation	December 2020	290,000 (0.3%)
Ian Pearce (3)(6) (Toronto, ON, Canada)	Director	Chair of the Board of Directors of Newgold Inc., Director of Nexa Resources, Northland Power Inc., and Metso Outotec	July 2021	Nil (0.0%)
Marc Johnson (Toronto, ON, Canada)	Chief Financial Officer			208,834 (0.2%)
Brent Nykoliation (Toronto, ON, Canada)	SVP Corporate Development			210,175 (0.2%)

_____________

(1) Other than Company Position as described by the respective individual.

(2) The number of securities beneficially owned or controlled or directed, directly or not directly, is not within the knowledge of the Company and has been furnished by the respective individual.

(3) Ian Pearce, Brett Whalen, and Christopher Kruba are independent directors of the Company.

(4) Members of the Audit Committee are Christopher Kruba (Chair), Brett Whalen, and Ian Pearce.

(5) Members of the Governance Committee are Brett Whalen (Chair), Christopher Kruba, and Ian Pearce.

(6) Members of the ESG Committee are Ian Pearce (Chair), Craig Scherba and Robin Borley.

(7) These represent the common shares owned by Vision Blue Resources Limited.

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NEXTSOURCE MATERIALS INC. ANNUAL INFORMATION FORM For the year ended June 30, 2021

Cease Trade Orders, Bankruptcies, Penalties and Sanctions

No directors or executive officers of the Company: (i) is, as at the date hereof, or has been, within 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Company) that (a) was subject to a cease trade order; an order similar to a cease trade order; or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (collectively, an “Order”) that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer, or (b) was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; (ii) is, as at the date hereof, or has been within 10 years before the date hereof, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (iii) has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangements or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

As at the date hereof, No directors or executive officers of the Company has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable Stockholder in deciding whether to vote for a proposed director.

Conflicts of Interest

To the best of our knowledge, and other than as disclosed below, there are no known existing or potential conflicts of interest between us and any of our directors or officers, except that certain of the directors and officers serve as directors and officers of other public companies and therefore it is possible that a conflict may arise between their duties as a director or officer of NextSource and their duties as a director or officer of such other companies.

The Chair of the Board of Directors, Sir Mick Davis, is also the CEO of Vision Blue Resources Limited (“Vision Blue”), which owns 36.8% of the outstanding and issued common shares of the Company and 46.0% of the common shares on a fully diluted basis. Vision Blue also owns a royalty on the Molo Graphite Mine and on the Green Giant Vanadium Project. Vision Blue was also granted certain other rights in relation to the Investment Agreement announced on February 8, 2021, as described in Interest of Management and Others in Material Transactions.

15. LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Company is not currently involved in any litigation that we believe could have a material adverse effect on our financial condition or results of operations. There is no regulatory action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, securities commissions, self-regulatory organization or body pending or, to the knowledge of the executive officers of our Company or any of our subsidiaries, threatened against or affecting our Company, our common stock, any of our subsidiaries or of our companies or our subsidiaries' officers or directors in their capacities as such, in which an adverse decision could have a material adverse effect.

16. INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the knowledge of the Company, with the exception of what is provided herein, no director, executive officer, or person that beneficially owns, or controls or directs, directly or indirectly, more than 10% of any class or series of outstanding voting securities of the Company, or an associate or affiliate of any of the foregoing, have had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year prior to the date of this Annual Information Form that has materially affected or is reasonably expected to materially affect the Company or its subsidiaries.

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NEXTSOURCE MATERIALS INC. ANNUAL INFORMATION FORM For the year ended June 30, 2021

On February 8, 2021, the Company announced that it entered into a binding agreement with Vision Blue to provide the Financing Package for total gross proceeds of USD$29.5M. As of the date of this AIF, Vision Blue is the beneficial owner of 35,214,286 common shares representing 35.8% of the issued and outstanding common shares of the Company. Vision Blue is also the beneficial owner of 23,214,286 common share purchase warrants each exercisable at a price of CAD$1.00 (approximately USD$0.80) until May 19, 2023. If all outstanding warrants, stock options and restricted share units were exercised, Vision Blue would be the beneficial owner of 58,578,572 common shares representing 46.0% of the fully diluted common shares of the Company. The Chairman of Vision Blue, Sir Mick Davis, was appointed as Chair of the Board of Directors of the Company on March 15, 2021. The second Vision Blue appointee, Ian Pearce, was appointed to the Board of Directors of the Company on July 14, 2021.

17. TRANSFER AGENT AND REGISTRAR

The Company’s principal transfer agent and registrar for our common shares is TSX Trust Company and its principal offices are in Toronto, Canada.

18. MATERIAL CONTRACTS

The following lists material contracts that were entered into outside the normal course of business during the most recently completed fiscal year or before the last fiscal year that is still in effect:

a)	The Investment Agreement dated February 7, 2021, between Vision Blue Resources Limited and the Company.

b)

The Royalty Agreement Relating to the Molo Graphite and Vanadium Project dated February 8, 2021, between Vision Blue Resources Limited as royalty holder, NextSource Graphite (Mauritius) Ltd., as graphite grantor, NextSource Minerals (Mauritius) Ltd. as vanadium grantor, and NextSource Materials Inc., ERG (Madagascar) SARLU, NextSource Minerals (Madagascar) and NextSource Materials (Mauritius) Ltd. as guarantors.

19. INTEREST OF EXPERTS

Craig Scherba, P.Geo., the Company’s President and Chief Executive Officer is the Qualified Person, as defined by NI 43-101, and has reviewed and approved the scientific and technical information disclosed in this Annual Information Form. See “Directors and Officers”

Johann Knipe de Bruin, Pr. Eng, has acted as a qualified person on the Molo Feasibility Study and has reviewed and approved the information related to the Molo Feasibility Study in this Annual Information Form. Johann Knipe de Bruin, Pr. Eng, is independent of the Company in accordance with NI 43-101. As at the date hereof, Johann Knipe de Bruin hold less than one percent of the Company’s outstanding securities.

MNP LLP (“MNP”) was engaged to audit our consolidated financial statements and is independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Professional Accountants of Ontario.

20. AUDIT COMMITTEE

Audit Committee

The members of the Audit Committee are Christopher Kruba (Chair), Brett Whalen, and Ian Pearce. Each member is independent and is financially literate.

Relevant Education and Experience

Christopher Kruba is Vice-President and Counsel to Nostrum Capital Corporation and a number of related corporations that are part of the Toldo Group. The Toldo Group is headquartered in Windsor, Ontario and is composed of several privately held corporations in Canada and the United States, some of which manufacture and operate in diversified sectors and others which are involved in active and passive investments across capital markets throughout North America, Europe and Africa. In addition to his responsibilities as counsel to the Toldo Group Mr. Kruba serves as corporate secretary to all the companies, is a member of group’s investment committee and he serves on the board of directors of many of the companies. In his roles Mr. Kruba is involved in capital market decisions, he has lead mergers and acquisitions and he has participated in the management and strategic planning for numerous companies, including venture capital corporations in which the group has invested. Prior to joining the Toldo Group in 2000 Mr. Kruba articled with and practiced at the law firm of Gignac, Sutts LLP in Windsor, Ontario. Mr. Kruba graduated from the University of Windsor’s Faculty of Law in 1998 and has been a Member of the Law Society of Ontario since 1999. Nostrum Capital Corporation and Mr. Kruba personally have been investors in NextSource Materials Inc. since 2011.

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NEXTSOURCE MATERIALS INC. ANNUAL INFORMATION FORM For the year ended June 30, 2021

Brett Whalen has been a director since July 2020 and was appointed as Chair of the Board of Directors from July 2020 until March 2021. Mr. Whalen has over 20 years of investment banking and M&A expertise, spending over 16 of those years at Dundee Corporation (Dundee Corp.). During his tenure at Dundee Corp., Mr. Whalen was directly involved in completing approximately $2 billion in M&A deals and helped raise over $10 billion dollars in capital to the resource sector. Mr. Whalen became Vice President and Portfolio Manager of Goodman and Company (a division of Dundee) and was President and CEO of the CMP Group of Companies. Mr. Whalen has held Board seats of several TSX-listed and privately held companies and holds a BA (Honours) degree in Economics and Finance from Wilfrid Laurier University.

Ian Pearce is a Corporate Director with over 40 years of professional experience in the global metallurgy and mining related industries. Mr. Pearce held executive roles at Falconbridge Limited, including Chief Operating Officer and subsequently served as Chief Executive Officer of Xstrata Nickel, a subsidiary of Xstrata plc. He has also held senior engineering and project management roles managing numerous significant development projects in the mining extractives sector. Mr. Pearce currently is a Director of New Gold Inc, where he is Chair of the Board, Director of Metso Outotec Corporation and Director of Northland Power Inc. Mr. Pearce holds a Higher National Diploma in Engineering (Mineral Processing) and a Bachelor of Science degree from the University of the Witwatersrand in South Africa.

Audit Committee Charter

The Charter of the Audit Committee is set out below.

GENERAL AND AUTHORITY

The Board of Directors of NextSource appoints the Audit Committee. The Committee is a key component of the Company’s commitment to maintaining a higher standard of corporate responsibility. The Committee shall review the Company’s financial reports, internal control systems, the management of financial risks and the external audit process. It has the authority to conduct any investigation appropriate to its responsibilities. The Committee has the authority to: engage independent counsel and other advisors as it necessary to carry out its duties; set and pay the compensation for advisors employed by the Committee; and communicate directly with the internal and external auditors.

RESPONSIBILITIES

Overseeing the External Audit Process - The Committee shall recommend to the Board the external auditor to be nominated, shall set the compensation for the external auditor and shall ensure that the external auditor reports directly to the Committee. (b) The Committee shall be directly responsible for overseeing the work of the external auditor, including the resolution of disagreements between management and the external auditor regarding financial reporting. (c) The Committee shall review the external auditor’s audit plan, including scope, procedures and timing of the audit. (d) The Committee shall pre-approve all non-audit services to be provided by the external auditor. (e) The Committee shall review and approve the Company’s hiring policies regarding partners, employees and former partners and employers of the present and former external auditor. (f) The Committee shall review fees paid by the Company to the external auditor and other professionals in respect of audit and non-audit services on an annual basis.

Financial Reporting and Internal Controls - (a) The Committee shall review the annual audited financial statements to satisfy itself that they are presented in accordance with generally accepted accounting principles, that the information contained therein is not erroneous, misleading or incomplete and that the audit function has been effectively carried out. (b) The Committee shall report to the Board with respect to its review of the annual audited financial statements and recommend to the Board whether or not same should be approved prior to their being publicly disclosed. (c) The Committee shall review the Company’s annual and interim financial statements, management’s discussion and analysis relating to annual and interim financial statements, and earnings press releases prior to any of the foregoing being publicly disclosed by the Company. (d) The Committee shall satisfy itself that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements other than the disclosure referred to in Section 3.2(c) of this Charter, and periodically assess the adequacy of these procedures. (e) The Committee shall oversee any investigations of alleged fraud and illegality relating to the Company’s finances. (f) The Committee shall establish procedures for: (1) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and (2) the confidential, anonymous submission by employees of the Company or concerns regarding questionable accounting or auditing matters. (g) The Committee shall meet no less frequently than annually with the external auditor and the Chief Financial Officer or, in the absence of a Chief Financial Officer, with the officer of the Company in charge of financial matters, to review accounting practices, internal controls, auditing matters and such other matters as the Committee deems appropriate.

Risk Management - The Committee shall inquire of management and the external auditor regarding significant risks or exposures to which the Company may be subject, and shall assess the adequacy of the steps management has taken to minimize such risks.

Other Responsibilities - The Committee shall perform any other responsibilities consistent with this Charter and any applicable laws as the Committee or Board deems appropriate.

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NEXTSOURCE MATERIALS INC. ANNUAL INFORMATION FORM For the year ended June 30, 2021

COMPOSITION AND MEETINGS

Composition - (a) The Committee shall be composed of three or more directors, all of whom are independent as per the independence standards of the NYSE MKT in the United States of America and as per the standards of NI 58-101 in Canada (each are independent directors as they do not have involvement in the day-to-day operations of the Company). (b) If at any time, the Company ceases to be exempt from Part 3 of National Instrument 52-110 - Audit Committees, every audit committee member shall be Independent, as such term is defined in said Instrument. (c) Notwithstanding Sections 4.1(a) and 4.1(b) of this Charter, the Committee and its membership shall at all times be so constituted as to meet all current, applicable legal, regulatory and listing requirements, including, without limitation, securities laws and the requirements of the TSX and of all applicable securities regulatory authorities. (d) Committee members will be appointed by the Board. One member shall be designated by the Board to serve as Chair.

Meetings - (a) The Committee shall meet at least quarterly, at the discretion of the Chair or a majority of its members, as circumstances dictate or are required. A minimum of two and at least 50% of the members present in person or by telephone shall constitute a quorum. For quorum to exist, the majority of members’ present must not be Company’ employees, Control Persons or officers or any of its Associates or Affiliates, (capitalized terms as defined by the TSX). (b) If a vacancy in the Committee exists, the remaining members may exercise all of its powers and responsibilities provided that a quorum (as herein defined) remains in office. (c) The time and place at which meetings of the Committee shall be held, and the procedures at such meetings, shall be determined by the Committee. A meeting of the Committee may be called by letter, telephone, facsimile or electronic means, by giving 48 hours’ notice, or such greater notice as may be required under the Company’s By-Laws, provided that no notice shall be necessary if all the members are present either in person or by telephone or if those absent have waived notice. (d) The Committee shall keep minutes of its meetings which shall be submitted to the Board. The Committee may, from time to time, appoint any person, who need not be a member, to act as a secretary at any meeting. (e) The Committee may invite such officers, directors and employees of the Company as it deems appropriate, from time to time, to attend meetings of the Committee. Any matters to be determined by the Committee shall be decided by a majority of the votes cast at a meeting of the Committee called for such purpose. Actions of the Committee may be taken by an instrument or instruments in writing signed by all members of the Committee, and such actions shall be effective as though they had been decided by a majority of the votes cast at a meeting of the Committee called for such purpose.

REPORTING TO THE BOARD

The Committee shall report regularly to the Board on Committee activities, findings and recommendations. The Committee is responsible for ensuring that the Board is aware of any matter that may have a significant impact on the financial condition or affairs of the Company.

CONTINUED REVIEW OF CHARTER

The Committee shall review and assess the continued adequacy of this Charter annually and submit such proposed amendments as the Committee sees fit to the Board for its consideration.

Pre-Approval Policies and Procedures

MNP LLP has served as auditor for the fiscal year ended June 30, 2021.

The Audit Committee reviews and must approve all engagement agreements with external auditors. During the years ended June 30, 2021, the Audit Committee pre-approved all of the fees invoiced by MNP LLP.

External Auditor Service Fees

	Year-ended June 30, 2021		Year-ended June 30, 2020
Audit Fees (1)		$46,010		$43,870
Audit-Related Fees (2)	$	Nil	$	Nil
Tax Fees (3)		$12,412		$20,170
All Other Fees (4)	$	Nil	$	Nil

____________

(1): Audit Fees is the aggregate fees billed by the issuer's external auditor in each of the last two fiscal years for audit services.

(2): Audit-Related Fees is the aggregate fees billed in each of the last two fiscal years for assurance and related services by the issuer's external auditor that are reasonably related to the performance of the audit or review of the issuer's financial statements and are not reported under Audit Fees.

(3): Tax Fees is the aggregate fees billed in each of the last two fiscal years for professional services rendered by the issuer's external auditor for tax compliance, tax advice, and tax planning.

(4): All Other Fees is the aggregate fees billed in each of the last two fiscal years for products and services provided by the issuer's external auditor, other than the services reported under

21. ADDITIONAL INFORMATION

Additional information related to the Company is provided in the financial statements and management discussion and analysis (MD&A) for the most recently completed financial year.

Additional information, including the financial statements and management discussion and analysis (MD&A) for the most recently completed financial year, is available on SEDAR at www.sedar.com or on the Company website at www.nextsourcematerials.com.

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